Front Cover


         Versus Technology, Inc.




                                                       2002 Annual Report



Inside Front Cover

To Our Shareholders

In a difficult year for the economy in general, 2002 proved to be a year of positive trends for Versus. We increased revenues by 6.2% to $4,099,000 and reduced operating expenses by $1,030,000 through the implementation of cost-reduction efforts outlined last year. None of the reductions will impact our ability to grow and maintain our leadership position in the locating industry in the long term. Our cost of revenues increased from 55.3% in 2001 to 61.6% in 2002 due to an asset impairment charge for the ASIC Chip technology developed in prior years. Before that one-time charge, we had reduced cost of revenues to 54.2%, continuing the trends of previous years. The net loss for the year, including the one-time charge, was $1,207,000. Before the asset impairment charge, we had reduced the loss to $907,000 - less than half of the $2,132,000 loss for 2001. Cash flow from operating activities was a positive $89,000, yet another example of our positive trends in 2002. To further strengthen our working capital, we issued $301,000 of new common share equity and $1,050,000 of a new series of subordinated debentures, providing additional liquidity. As a result of the above efforts, we ended the year with $1,799,000 in cash. We are confident Versus is operating efficiently and effectively, and has sufficient cash on hand to continue growing.

To assist in our efforts toward continued growth, during 2002 we recruited a highly experienced and well-respected health care sales and marketing professional to develop and lead a new, regionally focused sales organization. In the second half of 2002, we used this new organization to begin marketing to the dealer level of the distribution chain. This approach provides more exposure for Versus products, leading to higher overall revenues for the reseller and for Versus. We believe the effort expended in integrating products with hospital emergency department systems during 2002 will further support market growth in 2003. In addition to these revenue related efforts, R&D and manufacturing capabilities were further strengthened with highly qualified technicians and engineers.

Versus now commands the largest share of the growing U.S. wireless, indoor personnel and asset locating / tracking technologies market. Given this market leadership position, we have prepared for growth by expanding an efficient and cost-effective infrastructure to effectively deliver solutions to the customer in a stable financial environment. We expect to benefit from these preparations in the year 2003 and beyond.

We appreciate the support of our shareholders and employees during this period of development for our young company, and we look forward to further progress during the upcoming year as our infrastructure investment begins to pay off.

Sincerely,

VERSUS TECHNOLOGY, INC.



Gary T. Gaisser
President and CEO




The following table sets forth selected financial data for Versus for the past six fiscal years:

(in thousands except per share amounts)

Year Ended
October 31,           2002      2001      2000      1999      1998      1997
------------------------------------------------------------------------------
STATEMENT OF
OPERATIONS DATA:

Revenues           $  4,099  $  3,860  $  4,853  $  3,297  $  3,167  $  1,524

Net loss            ( 1,207)  ( 2,132)  ( 1,162)  ( 1,413)  ( 1,435)  ( 2,610)

Basic and diluted
net loss per
common share        (  .03 )  (  .05 )  (  .03 )  (  .04 )  (  .04 )  (  .07 )

Weighted average
number of common
shares outstanding   44,398    42,103    39,031    38,031    38,026    37,496

BALANCE SHEET DATA:

Working capital    $  2,505  $  1,588  $  3,303  $  2,706  $    757  $  1,655

Total assets          6,151     5,978     7,922     7,434     5,543     7,175

Total liabilities     5,179     4,105     3,917     3,753       677     1,029

Shareholders' equity    972     1,873     4,005     3,681     4,866     6,146






              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 10-KSB

  (X) ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
               For the fiscal year ended October 31, 2002

  ( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
      AND EXCHANGE ACT OF 1934

                      Commission File No. 0-17500

                        VERSUS TECHNOLOGY, INC.
               (Name of Small Business Issuer in its charter)

              Delaware                             22-2283745
      (State of Incorporation)     (I.R.S. Employer Identification Number)

        2600 Miller Creek Road, Traverse City, Michigan   49684
           (Address of principal executive offices)    (Zip Code)

                 Issuer's telephone number: (231) 946-5868

Securities registered under Section 12(b) of the Exchange Act: NONE Securities registered under Section 12(g) of the Exchange Act:

                     Common Stock, $.01 par value
                           (Title of class)

Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES   (X)    NO  (  )

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements included in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. (X)

The issuer's revenues for its most recent fiscal year were $4,099,000.

The aggregate market value of the Common Stock held by non-affiliates computed by reference to the average bid and asked prices of such stock was $2,082,179 as of October 31, 2002.

As of October 31, 2002, the issuer had outstanding 45,598,863 shares of Common Stock.

                DOCUMENTS INCORPORATED BY REFERENCE:  NONE

Transitional Small Business Disclosure Format (check one) Yes (   )  No ( X )




                           VERSUS TECHNOLOGY, INC.

                            Index to Form 10-KSB
PART I

Item 1   Description of Business

Item 2   Description of Property

Item 3   Legal Proceedings

Item 4   Submission of Matters to a Vote of Security Holders

PART II

Item 5   Market for Common Equity and Related Stockholder Matters

Item 6   Management's Discussion and Analysis

Item 7   Financial Statements

Item 8   Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure

PART III

Item 9   Directors, Executive Officers, Promoters and Control
         Persons; Compliance with Section 16(a) of the
         Exchange Act

Item 10  Executive Compensation

Item 11 Security Ownership of Certain Beneficial Owners and Management

Item 12  Certain Relationships and Related Transactions

Item 13  Exhibits and Reports on Form 8-K

Item 14  Controls and Procedures

Signatures

Certifications











                                  PART I

ITEM 1 - DESCRIPTION OF BUSINESS

Versus Technology, Inc. ("Versus" or the "Company") and its wholly owned subsidiary, Olmsted Engineering Co. ("Olmsted") operate in two business segments: location data collection, utilization, and processing (frequently referred to as Infrared (IR) or Infrared/Radio Frequency (IR/RF)); and software engineering for the tool and die market. Versus' operations are located in one facility in Traverse City, Michigan.

Versus' core technology makes locating and call systems more precise, security systems more intelligent, data collection routines automatic, and asset management systems more efficient. Versus' systems, which are currently installed in hospitals, corporate facilities, government facilities, and other complexes, permit the automatic and accurate registry of essential management and business location information.
By monitoring the precise location of personnel, patients, or equipment and automatically recording events associated with their locations, the systems offer real-time asset and staff/patient locating, automatic data collection, access/egress control, and two-way communication capabilities. Versus' proprietary locating systems are sold primarily through an expanding international network of resellers who market Versus' products as enhancements to their existing product lines. Recently, Versus expanded its network to include dealers who have regular contact with end users (e.g., hospitals) to further stimulate interest in its products. When possible, dealer sales are completed through major resellers.

To date, Versus' systems are integrated into the top five of the six major nurse call systems (SimplexGrinnell, Executone, Rauland-Borg, Dukane, and West-Com), and Versus has a license agreement with the sixth - Hill-Rom. Versus is the dominant provider of wireless tracking solutions for healthcare facilities, supplying systems and components for hundreds of hospitals in North America and abroad.

(a)	Business Development

Versus Technology, Inc. is a Delaware Corporation originally formed in 1988. Versus' primary focus is the manufacture and distribution of proprietary software and components to support its locating systems.

In fiscal 2000 significant changes occurred in the nurse call market which was and continues to be Versus' primary focus. Hill-Rom Services, Inc. (Hill-Rom) and Executone (formerly major competitors of Versus) began converting their locating technology from proprietary systems to the open architecture of Versus' locating systems. Hill-Rom had signed a license agreement with Versus in September of 2000 and the healthcare division of Executone was acquired by Tyco International, which has been a Versus reseller for several years.

In fiscal 2000 Versus also expanded the manner in which its technology can be applied by integrating its technology with third-party emergency department information systems (EDIS). The annual market potential for ED patient tracking is estimated at $145 million. The Kennedy Group reports that the greatest challenge for all EDs is patient tracking and patient turnaround time. Versus provides a proven solution for automatic, real-time location data on patients, which provides up-to-the-minute information on what rooms are available, how long a patient has been waiting, and a track log of a patient's whereabouts (Did he go to x-ray?). This dynamic location-based information provides a tool for better staffing, scheduling, and monitoring of bottlenecks in the ED at any time of day, resulting in a more efficiently run ED.

In fiscal 2001, Versus developed and introduced new badge technology utilizing Programmable Integrated Circuit (PIC) chips which allows Versus to meet diverse customer badge requirements in a timely manner. Versus also launched its cordless nurse call product (introduced in Canada in fiscal 2000) as "Communication Manager" in the United States. Other product innovations included a Remote Station (a call device that can be added to any existing installation in minutes) and improved integration of its locating systems with third-party Emergency Department Information Systems. In fiscal 2001 Versus also established a customer service department to support direct and reseller sales as required.

Versus focused on cost reduction initiatives in early fiscal 2002 and then on developing it's dealer channel in the later portion of the year. Versus expects this channel expansion will provide wider end user exposure for its products, enabling Versus to capitalize on recent major market and technological events.

(b)	Business of the Issuer

Versus currently operates in two business segments:
  * location data collection, utilization, and processing (IR/RF locating systems)
  * software engineering for the tool and die market (software engineering)

(1)	Principal Products and Services

Location Data Collection, Utilization, and Processing Segment

Infrared (IR) technology-based systems are the primary products of Versus. The IR/RF-based systems can be used to monitor and locate people and equipment, control access to secured areas, and passively record information regarding these events and activities. The technology owned or licensed by Versus is incorporated in various forms from components to entire assemblies in nurse call, EDIS, and asset control systems marketed under the following partial list of trade names:

      OWNER OF
      TRADEMARK                TRADEMARK                 APPLICATION
------------------------  ------------------------  ------------------------
Versus Technology, Inc.    Nightingale(tm)              Asset Management
                           PhoneVision(tm)              Personnel/Equipment
                           Versus Information             Tracking
                             System (VIS(tm))
                           Eagle Eye(tm)                Anit-Theft

Rauland-Borg               Responder IV(r)              Nurse Call

Dukane Corp.               ProCare(r) 6000              Nurse Call

SimplexGrinnell            Sentinel 500 (r)             Nurse Call
(Zettler and               Sentinel Touch (r) System
Executone)                 LifeSaver(tm)
                           Healthcare Communications
                             Platform (HCP)(tm)

Jeron Electronics          Provider (r) 680              Nurse Call
Systems

Healthcare I.T.            EDTracker(tm)                 EDIS

Cerner Corporation         FirstNet(r) Emergency         EDIS
                             Medicine Information
                             System

ibex Systems               PulseCheck(r)                 EDIS

Alaris Medical             Alaris(tm) Asset              Asset Tracking
  Systems                    Tracker


The Versus system is a scaleable and easily expandable locating system. The system infrastructure is composed of proprietary sensors networked by standard telephone-type cable. Once the infrastructure is installed in a facility, a number of software systems are available to maximize the system's tracking abilities. Some software clients currently available for sale are:

  * Data Server - The central server component of every VIS system configuration. It acts as a storage area for the location-related data retrieved from the VIS network.
  * Reports Plus - Several useful reports that can be used for the analysis of the movement of items and people. Reports include: Time Together by Zone, Tracking Detail by Badge, Location Summary Information, Low Battery, Alarms Report, Percent Utilization, and Last Known Location.
  * Floorplan View - Customized floor plan views of real-time location data on a computer monitor.
  * List View - Customized list views of real-time location data sorted and configured to the customer's requirements and displayed on a computer monitor.
  * Badge Shift Manager - Provides ability to reconfigure badges automatically throughout the day at user-definable times.
  * Communication Suite - Enables a badge button press to issue a pager message, send a pop-up message to specified computer screens, play a sound file on specified computers, and/or activate relay-controlled devices.
  * Audio/Visual Service - Provides pop-up window and/or sound notification of a pre-defined event on networked PC's.
  * Customized Reports - Custom reporting built to facility specifications.
  * Event Monitor - Provides customizable logic response to system events.
  * BT/L Monitor - Provides customizable relay control according to security levels.
  * Relay Control Service - Provides customizable relay control according to badge types.
  * QuickStat View - Provides current location of all badged equipment (including inactive) sorted by equipment type.
  * Room Status Monitor - Displays and updates room status information such as availability and cleanliness/sterility.
  * PhoneVision(tm) - Allows real-time location information to be retrieved via the telephone. Personnel and/or equipment can be easily located using the telephone keypad.
  * Time Monitor - Visibly changes the appearance of an icon on a computer monitor based on programmable events such as time waiting.

The system works as follows: A lightweight badge (worn by staff or patients, or attached to equipment) emits an infrared (IR) light and radio frequency (RF) signal encoded with information. Sensors, mounted throughout a facility, pick up this signal maintaining the contact between the system and staff or patient and/or equipment. The emitted signal's code is matched to the sensor's unique code allowing the system's software to determine the badge's location, which can then be graphically portrayed or listed on an ordinary computer monitor.

The software collects, organizes, and records information from the network, becoming a powerful and accurate management tool. The data recorded by the system can be compiled into different types of reports describing activity. Custom reports can be created for specific needs, and for further flexibility the data can be exported for use in a number of popular database, spreadsheet, and statistical programs. This information can be imported directly into existing control software systems of other vendors, providing real-time data on patient, staff, and equipment activities. Other user-programmable features of the system are directed pages, equipment usage logs, and door openings/closings. The system is based on Versus' patented proprietary technology involving the transmission and reception of infrared light for use in locating multiple subjects in several areas.

The IR products provide a hands-free (also referred to as passive) personnel/patient and/or equipment locating system designed to locate and manage assets and personnel in medical environments and other professional settings. Once armed with the location information, the system provides a wide range of possibilities for the efficient management of critical and expensive assets. The system can reduce personnel and equipment response times, thus reducing overhead expenditures and increasing utilization by locating high-cost personnel and equipment and providing needed facility scheduling information.

The system's software is also designed to make intelligent decisions regarding personnel and/or assets as they enter or leave an area, providing Versus with a unique feature previously unavailable in the security industry.

Versus believes its proprietary position and low cost manufacturing has enabled it to price its products below its primary competitors in the IR locating segment of the medical industry. This advantage allowed Versus to capture a large portion of that specific market segment. In recent years, one of its former major competitors was acquired by a current Versus customer and the remaining former major competitor entered into a license agreement with Versus. As a result, Versus believes it is now the dominant supplier in the IR locating segment of the medical industry. The non-specific location provided by RF locating technology (the major competing technology) limits its use in information management systems that require precise location data. Unlike IR waves, RF waves will penetrate through objects, thus making it impossible to pinpoint the specific locations of people and equipment. Combining RF and IR provides a full-time supervisory signal, even if the IR signal is blocked due to the badge being covered.

Versus' IR product is assembled from a number of components ranging from off-the-shelf computers to production-line circuit boards, injection-molded cases, software, and ethernet concentrators.

Software Engineering for the Tool and Die Segment

Under the Olmsted name, Versus sells and services the ACU*CARV(r) product line. ACU*CARV(r) is an integrated family of Computer Aided Manufacturing
(CAM) software programs used to operate computer numerically controlled (CNC) machines, mainly in the mold, die, and pattern making industries.

In addition to revenues from the sale of ACU*CARV(r) software products, Versus also receives maintenance and enhancement fees from its customers who, in turn, receive support.

Versus also makes and sells Cellular Alarm Transport (CAT) products whose principal function is to provide a connected alarm panel with a communication pathway through the cellular communications network. Generally, the CAT is used as a cellular backup alarm product via which alarm messages are transmitted over the cellular network to an alarm-monitoring agency.

(2)	Marketing and Distribution

IR/RF Locating Systems

Versus' primary distribution method for the locating system product is through resellers and OEM's who sell and install the systems under a variety of different brand names. Versus also targets dealers in this channel with the intention of generating more interest in its products through dealer sales that may ultimately be fulfilled through the reseller. In addition, Versus employs an internal sales staff that supports reseller efforts, focuses on sub-acute facilities and single floor units, and those facilities with no major allegiance to a channel reseller. The inside sales force also follows up potential business in non-healthcare markets. Although Versus still intends to sell directly to end users, reseller sales are expected to contribute the majority of Versus' future IR revenues.

Currently, the healthcare market is primarily targeted for penetration due to initial successes and existing interest.

Other potential markets for the IR and IR/RF locating technology are:

     Customer                 Needs                     Solution
------------------  ---------------------------  ----------------------
Manufacturing        Just-in-time component       Equipment tags on
Facilities           delivery to a production     components, product and
                     line, product inventory      spare parts tracked by
                     control, and major spare     the locating system.
                     parts location.

Office Complexes     Billing accuracy and          File tags, personnel
                     completeness, staff           badges, and the locating
                     tracking, and telephone       system with intercom,
                     call transfer.                PhoneVision(tm), and door
                                                   lock options.

Government           Staff and visitor tracking    Personnel badges and the
Buildings            and access control.           locating system with
                                                   intercom, PhoneVision(tm),
                                                   and door lock options.

Food Service         Hand washing compliance       Personnel badges, the
                     monitoring.                   locating system and
                                                   unique soap dispensers.

Schools              Personnel tracking and        Personnel badges and
                     access control.               locating system with
                                                   intercom, PhoneVision(tm),
                                                   and door lock options.

Courthouses          Guard security, access        Personnel badges for
                     control, panic button,        judges and law
                     file tracking and asset       enforcement officers to
                     tracking.                     provide location and
                                                   ability to have call
                                                   button if away from their
                                                   courtroom.  File,
                                                   evidence, and asset
                                                   tracking.

Airports/Airplanes   Staff tracking for            Personnel and asset tags
                     security purposes, mobile     for real-time location
                     alert call for threatening    and for access/egress
                     situations.                   approval to specific
                                                   areas.  Ability to call
                                                   for help or to alert
                                                   security staff of a
                                                   volatile situation.



Software Engineering Segment

The ACU*CARV(r) product line is marketed to both existing users of the products and potential new customers through direct sales efforts, related internet software sites, and mailings of trial/demo CD's. Versus also markets CAD/CAM software for third parties. Versus' cellular products are marketed through independent distributors.

(3)	New Products or Services

In fiscal 2002 Versus focused its efforts on its software offerings building on hardware improvements introduced in prior years. In fiscal 1999 and 2000, Versus introduced a number of IR/RF technology-based products which were further enhanced and more widely distributed in 2001.

(4)	Competitive Business Conditions

At the time of this filing, Versus is not aware of any significant competition in the IR/RF locating market, although competing technologies do exist. In fiscal 2000, Versus was awarded the Frost and Sullivan Market Engineering Leadership Award for the U.S. wireless location/tracking technologies market based on its commanding 48% share of the market. The U.S. wireless location/tracking technologies market is made up of companies that offer systems that identify, locate, and track people and assets. Versus serves the locating segment of the nurse call market and in addition to Versus, there were two companies (Executone and Hill-Rom) that had secured positions in that locating segment. As reported elsewhere in this filing, Versus and Hill-Rom entered into a Non-Exclusive Patent License Agreement and the Healthcare Division of Executone was acquired by Tyco (a Versus customer) in 2000. As a result of those events, Versus appears to be the only significant player left in the IR/RF locating industry.
Versus believes its dominance is due, in part, to the strong patent position it holds and its overall cost structure.

There are products directly competitive with Versus' IR technology and other products that perform functions similar to this technology, including RF paging and communication systems, ultrasound and RF badges, magnetic strip systems, and hard-wired communication systems. Versus believes that its IR technology has distinct competitive advantages over RF-only based and other similar systems. In some applications, these competitive systems may be a cost-effective alternative. However, when the customer considers adding equipment location, communication, and access control all in one system, Versus' products are generally considered the best solution.

While competition is extensive in the overall software engineering market for tools and dies, competition within the relatively narrow market segment serviced by Versus is more limited due to the specialized and highly technical niche group being served.

In each of its markets, Versus seeks to compete primarily on the basis of the technological features of its products, their cost effectiveness, system performance, interoperability capabilities, field experience, and service support.

(5)	Sources and Availability of Raw Materials

There are multiple suppliers available for most IR components purchased by Versus. Versus does not expect to encounter any component shortages over the next year.

During 2000 Versus achieved ISO 9001 accreditation - a key step in its strategy of leading the location technology industry. Versus has continued accreditation by successfully completing five surveillance audits since first achieving accreditation.

The ACU*CARV(r) product line is not dependent upon the availability of raw materials.

(6)	Material Customers

Resellers with existing distribution channels are targeted. Versus currently has a number of large and smaller resellers. Each reseller has an existing distribution channel and experience with integrating other vendor products within its product line and bringing those products to market within a short time period. A reseller's sales volume of Versus IR products determines its pricing level. The product is sold on 30-day terms, and a one-year warranty applies to all Versus components sold to resellers. The reseller network accounted for 20% of Versus' existing $223,000 backlog at October 31, 2002, and 71% of the $3,760,000 of IR products and services revenues for fiscal 2002. Three customers in this group accounted for 51% and 57% of Versus' total IR product and services revenues in fiscal 2002 and 2001, respectively. The reseller network is presently composed of a number of major nurse call suppliers to the healthcare industry that have signed agreements with Versus to acquire its products for use in their nurse call systems. Versus negotiates with potential new resellers on an ongoing basis.

Versus does not normally offer extended payment terms to its customers and normally adheres to its warranty policy. Consistent with industry practice, Versus maintains inventory of both components and finished products that it believes to be sufficient to satisfy foreseeable customer requirements.

At October 31, 2002 and 2001, respectively, Versus had backlogs of approximately $223,000 and $193,000.

Approximately 8% of Versus' revenues for the fiscal year ended October 31, 2002, were attributable to the software engineering segment.
These revenues resulted from a large number of customers, none of which is considered to be a material customer.

No material portion of Versus' business is seasonal. No material portion of Versus' business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. During the last two years, inflation has not had any significant impact on Versus' business.

(7)	Patents, Trademarks, Licenses, and Franchises

Versus holds and licenses several United States patents and/or trademarks covering IR and IR/RF locating technologies, ACU*CARV(r) software products, and certain cellular technologies. Versus also holds patents in other countries for these products.

Versus believes that the patents supporting its dual-technology IR/RF locating systems allow strategic process/device instruments to leverage its broad-based prior art giving them market advantages. Versus believes its exclusive ability to provide these advantages gives it possibly the most comprehensive protection in the locating marketplace. Versus owns or has exclusive rights to patents that cover the following applications:
  * Locating system architectures based on infrared (IR) light as managed by a central processor (in most cases, a Windows-based PC)
  * Data collection processes and devices for local area networks utilizing TCP/IP (the basis of the Internet) for the acquisition and distribution of location and event information
  * User interface to the benefits of location and event information via the nearest telephone
  * Intra-facility multi-path time of arrival (Global Positioning System style) and proximity (spherical zone) RF locating processes which are used to supervise the IR signal and provide coordinate-type location for crucial emergency event management such as patient nurse call or officer down systems
  * Techniques to overcome the potential for transmission collisions when many locating badges are in the same locale by continuous randomization of locator signals as opposed to the simplistic "fixed unique interval" technology, thereby ensuring proper transmission separation in large-scale applications
  * Techniques to utilize "Touch Memory" to correlate an object to a locator tag providing a low-cost method of assigning a unique, pre-assigned identifier (such as a driver's license or social security card) to a Versus locator badge
  *  High-precision sensing devices for special applications

Some of these patents lay a framework for an interoperative locating system while others embrace and extend that vision by defining components of the system that interface with both the user and the facility.

Versus believes these patents provide our potential partners with the broadest possible protection of their investment in Versus locating systems.

During 2000 Versus entered into a Non-Exclusive Patent License
Agreement with Hill-Rom. Versus intends to pursue other license/royalty revenues to maximize the potential revenue streams of its intellectual property.

(8)	Government Approvals

Versus undergoes FCC certification and testing on its new IR products on an ongoing basis. Its Olmsted product lines do not require government approvals. CAT products are registered and comply with all relevant FCC regulations for commercial and residential premises.

(9)	Government Regulations

Versus does not believe that existing or reasonably foreseeable governmental regulations will have a material adverse effect upon its business. The move to more security-conscious buildings may, in fact, positively affect Versus' potential sales.

(10)	Research and Development

Versus' expenditures for research and development during fiscal 2002 were $494,000. This compares with $728,000 expended during fiscal 2001. The higher fiscal 2001 expenditures were for development of new badge technology utilizing Programmable Integrated Circuit (PIC) chips and further enhancement of the Communication Manager (formerly Cordless Nurse Call) and security product lines.

(11)	Environmental Compliance

Compliance with federal, state, and local provisions that have been enacted or adopted to regulate the protection of the environment should not have a material effect upon the capital expenditures, earnings, and competitive position of Versus. Versus does not expect to make any material expenditures for environmental control facilities in the current fiscal year and the succeeding fiscal year.

(12)	Number of Employees

At October 31, 2002, Versus had 34 employees, 33 of which worked on a full-time basis. Of its full-time employees, 9 were engaged in systems design, manufacturing, and engineering relating to both business segments, 16 in marketing, sales, and sales administration, and 8 in general and administration.

None of Versus' employees are covered by a collective bargaining agreement. Versus has never experienced any labor disruptions or work stoppages and considers its employee relations to be good.

(13)	Risk Factors

This report contains forward-looking statements based on Versus' current expectations, assumptions, estimates, and projections about the Company and its industry. These forward-looking statements involve numerous risks and uncertainties. Versus' actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this report. Versus undertakes no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. In addition to the other information in this Form 10-KSB, the following risk factors should be considered carefully in evaluating Versus Technology, Inc.

Risks Relating to History of Operating Losses

Versus is subject to risks associated with technology companies, including losses related to new ventures, uncertainty of revenues, profitability, and the need for additional funding. Versus has a history of operating losses. Versus incurred a loss of $1,207,000 in the fiscal year ended October 31, 2002. There can be no assurance that new product sales will be profitable, that existing product sales will either continue at historical rates or increase, that Versus will achieve profitable operations, or that new products introduced by Versus will achieve market acceptance. See "Management's Discussion and Analysis."

Risks Relating to Future Capital Needs and Uncertainty of Additional
Funding

Versus has expended, and will continue to expend in the future, substantial funds to complete the research, development, manufacturing, and marketing of its products. In January 2002 Versus entered into a line of credit with a bank to finance working capital requirements. This commitment will allow Versus to borrow up to $500,000, depending on the balance of eligible accounts receivable and assuming renewal of the line of credit. Based on its current staffing level and product development schedule, Versus anticipates that its working capital on hand, available borrowings under the line of credit, and funds anticipated to be derived from sales should be adequate to satisfy its capital and operating requirements over the next twelve months. This estimate is based upon the assumptions that sales meet internal projections. Adequate funds, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to Versus. In the event that Versus is not able to obtain additional funding on a timely basis, Versus may be required to scale back or eliminate certain or all of its development, manufacturing, or marketing programs. Any of these actions could have a material adverse effect on Versus' results of operations.

Risks Relating to Emerging Market; Product Concentration

The market for IR locating systems is emerging. Although systems have been installed in multiple industry applications, to date the demand for infrared locating systems has been primarily limited to hospital markets and, in this market, sales to date have been limited. There can be no assurance that the market for such products will grow at a rate sufficient to support Versus' business. Versus expects that its revenues will become dependent upon IR locating systems. A failure to achieve substantial sales of IR locating systems, as a result of competition, technological change, or other factors, would have a material adverse effect on Versus' results of operations in the future.

Risks Relating to Rapid Technological Change; Reliance on Continued Product Development

The technology industry in general is characterized by rapidly changing technology. Versus must continuously update its existing and planned products to keep them current with changing technologies and must develop new products to take advantage of new technologies that could render Versus' existing products obsolete. Versus' future prospects are highly dependent on its ability to increase the functionality of its products in a timely manner and to develop new products that address new technologies and achieve market acceptance. There can be no assurance that Versus will be successful in these efforts. If Versus were unable to develop and introduce such products in a timely manner due to resource constraints or technological or other reasons, this inability could have a material adverse effect on Versus' results of operations. Due to the uncertainties associated with Versus' emerging market, there can be no assurance that Versus will be able to forecast product demand accurately or to respond in a timely manner to changing technologies and customer requirements.

Risks Relating to Reliance on Third Party Resellers

Versus sells its IR locating systems through resellers and direct sales channels. There can be no assurance, however, that these channels of distribution will purchase Versus' products or provide them with adequate levels of support. Any significant reduction in volume due to inadequate levels of support from resellers or other channels of distribution could have a material adverse effect on Versus' results of operations.

Risks Relating to Predictability of License Revenue

Versus is currently exploring additional ways to bring value to the shareholders through monetization of the Company's intangible assets similar to the license arrangement that was entered into with Hill-Rom in fiscal 2000. By its nature, such revenue cannot be expected to occur consistently in every fiscal year, thereby creating less predictability of future operating results. There can be no assurance that Versus will be successful in generating future revenues from this strategy.

Risks Relating to Dependence on Key Personnel

Versus has a small core management and development team, and the unexpected loss of any of these individuals would have a material adverse effect on Versus' business and results of operations. Mr. Gary T. Gaisser (President, Chief Executive Officer, and Director) has an employment contract with Versus which contains a non-competition covenant in the event of voluntary termination. The enforceability and scope of this employment agreement are subject to judicial interpretation, and therefore, may not be enforceable as written. At present, there is no key-man insurance in place for any members of management.

Risks Relating to Management of Growth

Versus has recently expanded its core operations. Versus' growth in business has placed and, if sustained, will continue to place a substantial burden on its managerial, operational, financial, and information systems. In particular, the growth of Versus' business has required and, if sustained, will continue to require the employment of additional engineering personnel. There can be no assurance that Versus will be able to hire employees with the necessary qualifications. The future success of Versus also depends upon its ability to attract and retain highly skilled managerial, sales, marketing, and operations personnel. Competition for such personnel is intense, and there can be no assurance that Versus will be successful in attracting and retaining such personnel. There can be no assurance that Versus' management will be able to manage future expansions, if any, successfully, or that its management, personnel, or systems will be adequate to support Versus' operations, or will be implemented in a cost-effective or timely manner. Versus' success depends, to a significant extent, on the ability of its executive officers and other members of senior management to respond to these challenges effectively. If Versus is unable to manage growth effectively, such inability could have a material adverse effect on Versus' business, results of operations, and financial condition.

Risks Relating to Limited Protection of Proprietary Technology

Versus regards its technology as proprietary and attempts to protect it under applicable patent, copyright, and trade secret laws, as well as through contractual restrictions on disclosure, use, and distribution. There can be no assurance that patents will not be challenged or that trade secrets will remain undisclosed, that its non-disclosure agreements will not be breached, that there will be adequate remedies for any such breach, or that Versus' systems, processes, and operations will not be reverse engineered or independently developed. It may be possible for unauthorized third parties to copy Versus' products (notwithstanding the existence of any non-disclosure agreement) or to reverse engineer or obtain and use information that Versus regards as proprietary. There can be no assurance that Versus' competitors will not independently develop technologies that are substantially equivalent or superior to Versus' technologies. Any access to or use by competitors of Versus' technology could have a material adverse effect on Versus. In addition, Versus is not aware of any claims that it is infringing intellectual property rights of third parties, but there can be no assurance that Versus will not face a claim that it is infringing the intellectual property rights of others. There can be no assurance that Versus will be successful in any resulting litigation or obtain a license on commercially reasonable terms, if at all, or will not be prevented from engaging in certain activities. Defense and prosecution of infringement claims can be expensive and time consuming, regardless of the outcome, and can result in the diversion of substantial financial, management, and other resources of Versus. In addition, the laws of certain countries in which Versus' products may be distributed do not protect Versus' products and intellectual rights to the same extent as the laws of the United States.

Risks Relating to Control by Existing Stockholders; Anti-Takeover
Provisions

Versus' Directors and Officers collectively beneficially own in the aggregate 47.68% of Versus' outstanding Common Stock. Certain principal stockholders are Directors or executive officers of Versus. As a result of such ownership, these stockholders will be able to exercise a degree of control with respect to matters requiring approval by the stockholders of Versus, including the election of Directors. In addition, certain provisions of Delaware law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Versus.

Risks Relating to Limited Market for Common Stock; Possible Volatility of Stock Price

Versus' Common Stock is not currently traded on any exchange or quoted on the NASDAQ National or NASDAQ Small Cap markets. Trading is presently conducted through broker-dealers on the OTC Bulletin Board. No assurance can be given that an active public market will exist in the future. Factors such as announcements of the introduction of new or enhanced products by Versus or its competitors and quarter-to-quarter variations in Versus' results of operations, as well as market conditions in the technology and emerging growth company sector, may have a significant impact on the market price of Versus' shares. Further, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high-technology companies, and that often has been unrelated or disproportionate to the operating performance of such companies.
These market fluctuations may adversely affect the price of the Common
Stock.

Risks Relating to Investment in Low-Priced Securities

The market for low-priced securities, securities that typically sell for less than $5.00 per share, has been the subject of a number of regulatory developments that increase the regulatory compliance obligations of companies regularly marketing low-priced securities. The Common Stock presently trades below $1.00 per share. Thus, it is less likely that broker-dealers will make a market and/or otherwise trade in Versus' securities as compared with securities for which the stock price is in excess of $5.00 per share. This may affect the breadth of the market for the Common Stock and also affect the price at which the Common Stock may trade.

Risks Relating to Sales of Common Stock Issuable Upon Exercise of
Options, Warrants and Conversion of Debentures, and Sales of Other
Shares

Versus currently has outstanding stock options to purchase an aggregate 7,318,588 shares of Common Stock and warrant agreements to purchase an aggregate 2,500,000 shares of Common Stock. Versus also has outstanding Debentures convertible into 24,800,000 shares of Common Stock. Subsequent to the exercise of such options, warrants, or conversion privileges, and to the issuance of shares of Common Stock thereunder, such shares may be offered and sold by the holders thereof subject to the provisions of Rule 144 under the Securities Act, or pursuant to an effective registration statement filed by Versus. The sale or potential sale of these shares of Common Stock, or the issuance of additional shares of Common Stock could have the effect of reducing the market price of Versus' Common Stock.

Risk Relating to No Dividends

Versus has never declared or paid dividends on its Common Stock since its formation. Versus currently does not intend to pay dividends in the foreseeable future. The payment of dividends, if any, in the future will be at the discretion of the Board of Directors.

(c)	Reports to Security Holders

Versus is a reporting company under the Securities and Exchange Act of 1934 and files reports on forms 10-KSB, 10-QSB and Proxy Statements with the Securities and Exchange Commission (SEC). These reports may be viewed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and the public may obtain information on the operation of Public Reference Room by calling the SEC at 1-800-SEC-0330. Versus is an electronic filer and the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Other information on Versus and the Company's products is available at http://www.versustech.com.


ITEM 2 - DESCRIPTION OF PROPERTY

In December 1996, the Company moved its principal operating facilities to a building that is owned by Traverse Software Investment, L.L.C.
(TSI), a limited liability company controlled by Mr. Gary T. Gaisser, the President and Chief Executive Officer of the Company. Versus is obligated under a five-year lease agreement, expiring in 2006, which requires aggregate total annual rents of $135,000, increasing 4% annually after the first year.

ITEM 3 - LEGAL PROCEEDINGS

Amptech, Inc. v. Versus Technology, Inc.

Complaint Filed:        May 2, 2002
Court:                  State of Michigan Circuit Court for the
                        County of Mason
Index No:               02-197-CK
Principal Parties:      Plaintiff, Amptech, Inc.
                        Defendant, Versus Technology, Inc.

Plaintiff alleged that Versus attempted to repudiate certain purchase orders totaling $752,719.79 which plaintiff had previously accepted and acted upon. Plaintiff alleged Versus breached its contract with Amptech causing Amptech to suffer unspecified damages. The Company disputed the allegations of the complaint and asserted that it stood willing to accept product on the original purchase orders according to an amended delivery schedule.

On October 21, 2002, the parties entered into a settlement agreement. All claims and counter claims were dismissed without prejudice and without costs to either party.


John L. Hunepohl v. Versus Technology, Inc.

Complaint Filed:      November 30, 2001
Court:                United States District Court of Eastern
                      California
Index No:             CIV.S-02-0143 FCD PAN
Principal Parties:    Plaintiff, John L. Hunepohl
                      Defendant, Versus Technology, Inc.

Plaintiff, a former employee of the Company who resigned his employment in December 2000, claims breach of contract, fraud, unfair business practices, and a declaratory judgment to the effect that he is not bound by the non-compete provisions of a written employment agreement. Plaintiff asserts entitlement to monetary damages of $5,000,000. The Company asserts there is no merit to any of the Plaintiff's claims and intends to defend the case vigorously.


ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2002.


PART II


ITEM 5 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At one time, Versus' Common Stock was traded on the NASDAQ Small Cap Market under the trading symbol "VSTI." Versus' stock is not currently listed, as Versus does not meet the NASD's minimum requirements for new listings. Versus may apply for NASDAQ relisting of its Common Stock as soon as all of the NASD requirements are again met. The Common Stock is currently traded over the counter by several market makers through the OTC Bulletin Board under the symbol "VSTI:OB."

The price ranges presented below represent the high and low bid prices of Versus' Common Stock during each quarter. Quotations reflect inter-dealer prices without retail mark-up, markdown, or commission, and may not represent actual transactions. The following information was obtained from Bloomberg L.P.


                                 2002              2001
   Fiscal Quarter Ended:     High     Low      High     Low
-------------------------  ----------------  ----------------
    January 31             $0.140   $0.090   $0.300   $0.100
    April 30                0.150    0.075    0.250    0.110
    July 31                 0.110    0.085    0.140    0.090
    October 31              0.085    0.047    0.140    0.080

On October 31, 2002, Versus had 315 shareholders of record of its Common Stock, and the average of the bid and asked prices was $0.06.

To date, Versus has not declared or paid any dividends with respect to its Common Stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of Versus.
Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future.



ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis focuses on the significant factors which affected Versus' consolidated financial statements during fiscal year 2002, with comparisons to fiscal 2001 where appropriate. It also discusses Versus' liquidity and capital resources. The discussion should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere.

The following table sets forth selected financial data for Versus for the past two fiscal years:

(in thousands except per share amounts)

                                       Year Ended October 31,
                                        2002          2001
                                   -------------  -------------
STATEMENT OF OPERATIONS DATA:
Revenues                             $  4,099       $  3,860
Net loss                              ( 1,207)       ( 2,132)
Basic and diluted net loss
  per common share                    (   .03)       (   .05)
Weighted average number of
  common shares outstanding            44,398         42,103

BALANCE SHEET DATA:
Working capital                      $  2,505       $  1,588
Total assets                            6,151          5,978
Total liabilities                       5,179          4,105
Shareholders' equity                      972          1,873



OPERATING RESULTS

In fiscal 2002, Versus concentrated on cost-reduction initiatives and expanding its sales channel by presenting its products to the dealer level in the revenue chain. As a result of its cost containment programs, the loss for the year was $907,000 prior to the write off of the remaining recorded cost of the ASIC Chip tooling, which increased the loss to $1,207,000. The $1,207,000 loss on revenues of $4,099,000 compares favorably to the prior year loss of $2,132,000 on revenues of $3,860,000.

In the fourth quarter of fiscal 2002, the $300,000 remaining net book value of the ASIC Chip tooling developed in 1999 was expensed. The ASIC Chip was included as a component of machinery, equipment, and vehicles in fiscal 2001 when the tooling project was completed. The accelerated write off represents full amortization of the previously capitalized expenditure in one year - two years ahead of the planned asset life. The ASIC Chip was designed and engineered to enable
Versus to produce a low priced disposable badge. Two major factors resulted in the accelerated write off:
  * based on current projections, management does not anticipate production quantities in amounts that would enable reaching cost targets, and
  * the PIC chip technology developed by Versus in fiscal 2001 enabled Versus to meet sales requirements economically while at the same time providing the required flexibility to meet diverse customer demands for their locating components.

The technology and intellectual property developed in the ASIC Chip project continue to be of value in overall locating technology development, but management believes the purpose for which the ASIC Chip was developed (i.e., an economical and disposable badge) will not be possible to attain in the short term. Remaining sub-components (chips) held in inventory at October 31, 2002, were also reduced in value to zero, which resulted in a $15,000 charge to cost of revenues.

In fiscal 2001, Versus developed and introduced new badge technology utilizing Programmable Integrated Circuit (PIC) chips which allows Versus to meet diverse customer badge requirements in a timely manner. Versus also launched its cordless nurse call product (introduced in Canada in fiscal 2000) as "Communication Manager" in the United States. Other product innovations included a Remote Station (a call device that can be added to any existing installation in minutes) and improved integration of its locating systems with third-party Emergency Department Information Systems. In fiscal 2001 Versus also established a customer service department to support direct and reseller sales as required.

The addition in 2001 of Hill-Rom and Executone to Versus' customer base was significant. Based on the information available to it, Versus believes it commands the largest portion of the U.S. wireless locating/tracking technologies market.

In prior years, Versus' sales and marketing efforts were primarily directed at the reseller level of its distribution channel. The reseller level markets its products integrating Versus' technology to a network of dealers who, in turn, market products to the end user (e.g., a hospital). In the second half of fiscal 2002, Versus began marketing its products, technology, and various uses thereof to the dealer level of the distribution chain. Management believes this approach will provide more exposure for its product line leading to higher revenues for the reseller and for Versus. If the dealer markets a Versus product not currently carried by the reseller (supplier) for that dealer, Versus' existing reseller contracts allow Versus to supply the dealer directly. If the reseller desires to add the product to their line, Versus will still benefit from the added product exposure.

Management further believes Versus is well positioned for future growth. The location industry has consolidated and rationalized in recent years. Customers and potential resellers continue to seek out the Company's products and services in higher numbers than prior years. Versus has focused considerable effort on integrating its products with Emergency Department and other hospital systems. Operating costs (excluding cost of revenues) decreased 28.2% or $1,030,000 in fiscal 2002. Excluding the one-time write down of costs and inventory associated with the ASIC Chip, the gross margin increased by 1.5% compared to fiscal 2001 results.

Total revenues for fiscal 2002 were $4,099,000 or 6% above the fiscal 2001 level of $3,860,000. IR/RF locating systems revenues were $3,760,000 in fiscal 2002 compared to $3,382,000 in fiscal 2001, an
11% increase. The reseller network generated $2,683,000 or 71% of IR/RF locating systems revenues in fiscal 2002 compared to $2,369,000 or 70% in fiscal 2001. The balance of IR/RF locating systems revenues was generated from direct sales efforts. Software engineering revenues for fiscal 2002 were $339,000 compared to $478,000 in fiscal 2001 reflecting the Company's continued focus on it's IR product line.

Total cost of revenues as a percentage of revenues for fiscal 2002 increased to 62% from 55% in fiscal 2001. IR/RF locating systems cost of revenues as a percentage of revenues was 59% and 51% in fiscal 2002 and 2001, respectively. The forgoing results include the effects of the ASIC Chip write off ($300,000 in fixed assets and $15,000 in inventory). The IR/RF locating systems cost of revenues as a percent of revenues would have decreased from 51% in 2001 to 50% in 2002 if the ASIC chip write offs were excluded. Software engineering cost of revenues as a percentage of revenues was 91% in fiscal 2002 and 84% in fiscal 2001. The software engineering percentage increase was attributable to fixed costs being spread over lower volumes.

Research and development expenditures of $494,000 decreased by $234,000 from the fiscal 2001 level of $728,000. Fiscal 2001 expenditures were primarily for development of new badge technology utilizing Programmable Integrated Circuit (PIC) chips and further enhancement of the Communication Manager (formerly Cordless Nurse
Call) and security product lines. Expenditures for fiscal 2002 were for product improvements such as fifth generation IR sensors, second generation RF sensors, second generation EDIS enhancements, and second generation event monitor software. Based on planned product improvements and developments, Versus expects to incur higher research and development costs in the future.

Sales and marketing expenses for fiscal 2002 were $1,139,000 compared to the fiscal 2001 level of $1,624,000. The largest decreases occurred in employee related expenses ($232,000), advertising ($41,000), sales agent fees ($45,000), trade show expenses ($90,000), and travel ($42,000). In fiscal 2002 the Company instituted certain cost-control measures, which were responsible for these decreases. Based on staff additions and plans implemented in early fiscal 2003, Versus expects to incur increased sales and marketing expenses in fiscal 2003.

Fiscal 2002 general and administrative expenses were $994,000 compared to $1,305,000 for fiscal 2001. The major decreases occurred in employee expenses ($44,000), professional fees ($60,000), shareholder expenses ($19,000), amortization of goodwill ($156,000), and depreciation expense ($31,000). In fiscal 2002 the Company instituted certain cost control measures, which were responsible for approximately 40% of these decreases, with the remainder attributable to the elimination of goodwill amortization (See Note 1 to the consolidated financial statements).

Interest income decreased to $15,000 in fiscal 2002 from $65,000 in fiscal 2001 due to lower interest bearing cash balances. Interest expense was $152,000 in fiscal 2002 compared to $244,000 in fiscal 2001 reflecting lower interest rates on the Series A Debentures issued in 1999.

For federal income tax purposes, Versus has net operating loss carry-forwards as is disclosed in more detail in Note 5 to the accompanying consolidated financial statements. Realization of gross deferred income tax assets at October 31, 2002, is dependent upon generating sufficient taxable income prior to expiration of the loss carry-forwards. By recording a 100% valuation allowance against its gross deferred income tax assets, Versus has not reflected the benefit of net operating loss carryforward amounts or other deferred income tax assets in its consolidated financial statements at October 31, 2002.

In fiscal 1998 Versus grew its sales and developed its IR product in functional and scaleable terms. In fiscal 1999 efforts were concentrated on reducing reliance on a single major customer by
expanding the customer base.   In fiscal 2000 Versus expanded its
reseller network by adding seven resellers and launched new products for the security and nurse call markets. A license agreement was signed in fiscal 2000 with Hill-Rom, an entity that in prior years was a major competitor of Versus. During fiscal 2000, Versus achieved ISO 9001 certification and was awarded the Frost and Sullivan Market Engineering Leadership Award for the U.S. wireless locating/tracking technologies market. In 2001, Versus developed new technology (PIC chip) to allow it to economically service new customers that could provide increased potential revenues, introduced its Communication Manager product (formerly Cordless Nurse Call) in the U.S., established a customer service group to better control direct sale costs and follow up, and expanded the base of systems with which its technology is integrated by partnering with Emergency Department Information Systems suppliers. In 2002 Versus reduced its costs through targeted cost reduction efforts and enlarged its distribution channel by including the dealer level in its marketing and sales focus.

Since 1997 Versus has increased its annual revenues from $1,524,000 to $4,099,000 or 169%. The location industry has undergone consolidation and rationalization, and in fiscal 2003 and the years beyond, Versus expects further growth.


LIQUIDITY AND CAPITAL RESOURCES

Versus ended fiscal 2001 with $384,000 in cash. In February 2002, Versus issued Common Stock in a private placement raising $300,000 in cash, and in October 2002 an additional $1,050,000 of cash was generated in a private placement of the Company's Series B Convertible Debentures. Versus ended 2002 with a cash balance of $1,799,000. During fiscal 2002, cost-reduction efforts enabled the Company to generate a positive cash flow even before taking into account the private placements of equity and debt during the year.

Operations (including working capital) generated $89,000 in cash in fiscal 2002 compared to $1,907,000 consumed in fiscal 2001. Steps taken to decrease operating costs (discussed above) and utilize inventories built up in the later months of fiscal 2001 were the major reasons for the improvement in cash flows from operations.

In fiscal 2000 the Company accepted certain contracts with extended payment terms to facilitate the launch of new products. At October 31, 2002, the total accounts receivable from customers with such extended terms amounted to $195,000. The Company anticipates collecting these receivables over the next three fiscal quarters.

Versus invested $9,000 in property and equipment in 2002 and $95,000 in 2001. The largest expenditures in 2001 were $33,000 for masks (i.e., tooling) necessary for production of the ASIC Chip, $27,000 for machinery and equipment (primarily badge development related), and $18,000 for a new trade show booth.

Effective January 1, 2002, Versus entered into a line of credit with a bank to augment working capital sources. The line of credit is secured by a first lien on all accounts receivable and inventory and a second security lien on all other business assets, excluding patents and intellectual property. The Company's other long-term debt is subordinated to this line of credit, which includes the $1,900,000 Series A Debentures and the $2,150,000 of Series B Debentures discussed in Note 4 to the consolidated financial statements. Available borrowings under the line, determined by a borrowing base of eligible accounts receivable at October 31, 2002 were $500,000. The level of borrowing against this line of credit is based on a formula tied to the level of eligible accounts receivable aged less than 90 days. The line of credit expired on November 5, 2002, and the bank has extended it under like terms for 60 days while a new line of credit and new terms are negotiated. The Company borrowed $5,000 from this line of credit in the fourth quarter of 2002, which was repaid in the same period. There are no borrowings on this line at October 31, 2002. Borrowings on this line will bear interest at the banks' prime rate plus one percent.

In early fiscal 2002 the Company instituted certain cost control measures in an effort to further conserve cash. Certain of these measures will be continued in fiscal 2003. Primary measures included a reduction in officer salaries, a reduction of four full-time employees (no additional cost incurred), payment of future employee health benefits based on reaching established monthly sales goals, elimination of Company contributions to the employees' 401(k) plans, and the renegotiation of selected vendor payment terms. As of November 1, 2002, officer salaries were restored to previous levels and Versus is paying 80% of employee health benefits. This arrangement will continue for the foreseeable future. Versus plans to reintroduce Company contributions to employees' 401(k) plans when conditions allow such action.

Versus believes the above factors, combined with the cash balance remaining at October 31, 2002, the cash expected to be generated from fiscal 2003 sales, and the available borrowings under the line of credit discussed above will result in the Company meeting its projected cash needs for operations and new product developments over the next twelve months. Versus also believes it will have sufficient funds to redeem the Series A Debentures when they mature in 2004.

The following table indicates material known commitments as of October
31, 2002:


                                     1 - 3 Years       4 - 5 Years
                                   ----------------  ----------------
Long-Term Debt (1)                   $   950,000       $ 3,100,000
Operating Leases (2)                 $   444,000       $   105,000
Unconditional Purchases (3)          $    62,000              -
                                    -------------     -------------
Total Contractual Cash Obligations   $ 1,456,000       $ 3,205,000
                                    =============     =============

(1)  Represents redemption requirements of Series A and Series B
     Debentures.  (Note 4)

(2)  Represents lease payments on building occupied by Versus.  (Note 8)

(3) Represents commitments to purchase components utilized in the manufacture of Versus products.

There were no other commitments outstanding at October 31, 2002.

SIGNIFICANT LIQUIDITY FACTORS:

                                   October 31
                                2002        2001
                             ---------   ---------
Current ratio (1)              3.2:1       2.4:1
Quick ratio   (2)              2.7:1       1.4:1

(1) Computed by dividing total current assets, which includes the contracts with extended terms, by total current liabilities.
(2) Computed by dividing cash and accounts receivable, which include contracts with extended payment terms, by total current liabilities.

NEW ACCOUNTING STANDARDS

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" during fiscal 2002. The impact of these adopted standards are described in Note 1. As described in Note 1, the Company will be required to adopt SFAS No. 146, "Accounting for Costs associated with Exit or Disposal Activities" and Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." The Company believes the adoption of SFAS No. 146 and Interpretation No. 45 will have no material impact on its financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements requires that it adopt and follow certain accounting policies. Certain amounts presented in the financial statements have been determined based upon estimates and assumptions. Although management believes that its estimates and assumptions are reasonable, actual results could differ.

Included below is a discussion of the Company's critical accounting policies that management believes are affected by the more significant judgments and estimates used in the preparation of the Company's financial statements, how management applies such policies, and how results differing from the Company's estimates and assumptions would affect the amounts presented in the Company's financial statements. Other accounting policies also have a significant effect on the Company's financial statements, and some of these policies also require the use of estimates and assumptions.

Allowance for Possible Losses on Receivables: The Company maintains an allowance for possible losses on receivables for estimated losses resulting from the inability of its customers to make required payments. The allowance is estimated based on historical experience of write-offs, the level of past due amounts, information known about specific customers with respect to their ability to make payments, and future expectations of conditions that might impact the collectibility of accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. At October 31, 2002, Versus had $339,000 in accounts receivable over 90 days old. Of that amount $268,000 relates to long term contracts that will be collected upon completion. The balance of $71,000 is comprised of delinquent receivables that are not related to long-term contracts.
If these accounts ultimately proved uncollectable, an additional allowance of $71,000 would be required. Management does not expect that will be necessary.

Inventories: The Company records inventory reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon the age of specific inventory on hand and assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated by management, additional inventory write-downs may be required. Management reviews inventories for obsolescence monthly, and does not believe additional write-downs will be required for October 31, 2002 inventory balances.

Impairment of Long-Lived Assets: Management makes judgments about the remaining useful lives of intangible assets and other long-lived assets whenever events or changes in circumstances indicate a potential impairment in the remaining value of the assets recorded on the Company's balance sheet. In order to judge the remaining useful life of an asset, management makes various assumptions about the value of the asset in the future. This may include assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, management determines whether it needs to record an impairment charge to reduce the value of the asset stated on the Company's balance sheet to reflect its fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and its internal forecasts. Although management believes the judgments and assumptions made in the past have been reasonable and appropriate, different judgments and assumptions could materially impact the Company's reported financial results.

The Company will perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. The methodology used in evaluating goodwill for impairment will include judgments and assumptions about fair values. These assumptions can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. The Company uses a discounted cash flow methodology to determine the estimated fair value of the reporting unit.

SAFE HARBOR PROVISION

This document may contain forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of Versus. These statements fall within the meaning of forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of important risks and uncertainties that could cause actual results to differ materially including, but not limited to, economic, competitive, governmental, and technological factors affecting Versus' markets and market growth rates, products and their rate of commercialization, services, prices and adequacy of financing, and other factors described in Part I, Item 1 (13). Versus undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 7 - FINANCIAL STATEMENTS


VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
Index to Consolidated Financial Statements




Report of Independent Certified Public Accountants

Financial Statements
   Consolidated Balance Sheets

   Consolidated Statements of Operations

   Consolidated Statements of Shareholders' Equity

   Consolidated Statements of Cash Flows

   Notes to Consolidated Financial Statements



            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders
Versus Technology, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Versus Technology, Inc. and subsidiary as of October 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Versus' management.
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versus Technology, Inc. and subsidiary as of October 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Accordingly, the Company ceased amortizing goodwill as of November 1, 2001.



/s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
November 27, 2002







                  VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                       Consolidated Balance Sheets
                         October 31, 2002 and 2001

                                                October 31,
                                            2002           2001
                                       --------------  --------------
   Assets (Notes 3 and 4)

Current Assets
   Cash and cash equivalents           $   1,799,000   $     384,000
   Accounts receivable (net of
     allowance for doubtful accounts
     of $44,000 and $46,000)               1,193,000       1,140,000
   Inventories - purchased parts and
     assemblies                              558,000       1,066,000
   Prepaid expenses and other assets          84,000         103,000
                                        --------------  --------------
Total Current Assets                       3,634,000       2,693,000
                                        --------------  --------------
Property and Equipment
   Machinery, equipment and
     vehicles (Note 1)                       397,000         855,000
   Furniture and fixtures                     87,000          85,000
   Leasehold improvements                    150,000         150,000
                                        --------------  --------------
                                             634,000       1,090,000
   Less accumulated depreciation             561,000         482,000
                                        --------------  --------------
Net Property and Equipment                    73,000         608,000
                                        --------------  --------------
Software Development Costs, net of
   accumulated amortization of
   $462,000 and $388,000                     138,000          212,000
Goodwill                                   1,533,000        1,533,000
Patents and Other Intangible Assets,
   net of accumulated amortization of
   $1,300,000 and $1,137,000                 690,000          853,000
Deferred Financing Costs, net of
   accumulated amortization of $74,000
   and $52,000 (Note 4)                       60,000           56,000
Other non-current assets                      23,000           23,000
                                         --------------  --------------
                                         $  6,151,000    $  5,978,000
                                         ==============  ==============


Liabilities and Shareholders' Equity

Current Liabilities
   Note payable                           $    10,000    $       -
   Accounts payable                           843,000         832,000
   Accrued expenses                           161,000         224,000
   Deferred revenue - customer
     advance payments                          85,000          25,000
   Billings in excess of costs and
     estimated earnings (Note 2)               30,000          24,000
                                         --------------  --------------
Total Current Liabilities                   1,129,000       1,105,000
                                         --------------  --------------
Long-Term Debt (Notes 4 and 8)
   Series A Debentures                      1,900,000       3,000,000
   Series B Debentures                      2,150,000            -
                                         --------------  --------------
Total Long-Term Debt                        4,050,000       3,000,000
                                         --------------  --------------
Total Liabilities                           5,179,000       4,105,000
                                         --------------  --------------
Commitments and Contingencies
   (Notes 6 and 8)

Shareholders' Equity (Notes 4 and 7)
   Common stock, $0.01 par value;
     75,000,000 shares authorized;
     45,598,863 and 42,223,499
     shares issued and outstanding            456,000        422,000
   Additional paid-in capital              35,011,000     34,746,000
   Accumulated deficit                    (34,491,000)   (33,284,000)
   Unearned compensation                  (     4,000)   (    11,000)
                                         --------------  -------------
Total Shareholders' Equity                    972,000      1,873,000
                                         --------------  --------------
                                         $  6,151,000    $  5,978,000
                                         ==============  ==============


        See accompanying notes to consolidated financial statements.


                 VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                 Consolidated Statements of Operations
               For the years ended October 31, 2002 and 2001


                                     For the year ended October 31,
                                          2002            2001
                                      -------------  -------------
Revenues                              $  4,099,000   $  3,860,000

Operating Expenses (Note 8)
   Cost of revenues                      2,523,000      2,136,000
   Research and development                494,000        728,000
   Sales and marketing                   1,139,000      1,624,000
   General and administrative              994,000      1,305,000
                                      -------------  -------------
                                         5,150,000      5,793,000
                                      -------------  -------------
Loss From Operations                   ( 1,051,000)   ( 1,933,000)
                                      -------------  -------------
Other Income (Expense)
   Interest income                          15,000        65,000
   Interest expense                    (   152,000)   (   244,000)
   Other, net                          (    19,000)   (    20,000)
                                      -------------  -------------
                                       (   156,000)   (   199,000)
                                      -------------  -------------
Net Loss                              $( 1,207,000)  $( 2,132,000)
                                      =============  =============

Basic and Diluted Net
   Loss Per Share                     $(    .03   )  $(    .05   )
                                      =============  =============

         See accompanying notes to consolidated financial statements.





               VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
            Consolidated Statements of Shareholders' Equity
             For the years ended October 31, 2002 and 2001

                                          Additional
                                            Paid-in    Accumulated  Unearned
                      Shares     Amount     Capital     Deficit   Compensation   Total
                     ---------- --------- ------------ ------------ ----------- -----------
Balance,
 October 31, 2000    42,268,074 $ 423,000  $34,769,000 $(31,152,000) $(  35,000) $4,005,000

Shares surrendered
 (Note 7)           (    50,000) (  1,000) (    24,000)        -           -     (   25,000)
Net shares issued
 (repurchased) for
 restricted stock
 bonus plan (Note 7)      5,425      -           1,000         -      (   1,000)       -
Earned compensation
 relating to
 restricted stock
 bonus plan (Note 7)       -         -            -            -         25,000      25,000
Net loss                   -         -            -     ( 2,132,000)       -     (2,132,000)
                      ---------- --------- ------------ ------------ ----------- -----------
Balance,
 October 31, 2001     42,223,499  422,000   34,746,000  (33,284,000) (   11,000) 1,873,000

Net shares issued
 (repurchased) for
 restricted stock bonus
 plan (Note 7)            1,769      -     (     1,000)        -          1,000       -
Earned compensation
 relating to
 restricted stock
 bonus plan (Note 7)       -         -            -            -          6,000      6,000
Options surrendered
 (Note 7)                  -         -      (    1,000)        -           -    (    1,000)
Shares issued relating
 to stock purchase
 agreements           3,373,595    34,000      267,000         -           -       301,000
Net loss                   -         -            -     ( 1,207,000)       -    (1,207,000)
                     ---------- --------- ------------ ------------ ----------- -----------
Balance,
 October 31, 2002    45,598,863 $ 456,000 $ 35,011,000 $(34,491,000) $(   4,000) $ 972,000


                           See accompanying notes to consolidated financial statements.



                   VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
                   Consolidated Statements of Cash Flows
                 For the years ended October 31, 2002 and 2001

                                           Year ended October 31,
                                             2002            2001
                                         -------------  -------------
Operating Activities
   Net loss                              $( 1,207,000)  $( 2,132,000)
   Adjustments to reconcile net loss to
     net cash provided by (used in)
     operating activities:
     Impairment of ASIC Chip                  300,000           -
     Depreciation                             229,000        120,000
     Amortization of intangibles              259,000        415,000
     Stock option compensation            (     1,000)          -
     Restricted stock compensation              6,000         25,000
   Changes in operating assets and
       liabilities:
     Accounts receivable, net             (    53,000)       237,000
     Inventories                              508,000    (   742,000)
     Prepaid expenses and other
       current assets                          19,000    (    18,000)
     Accounts payable                          26,000        223,000
     Accrued expenses                     (    63,000)   (    72,000)
     Deferred revenues - customer
       advance payments                        60,000         13,000
     Billings in excess of costs and
       estimated earnings                       6,000         24,000
                                         -------------  -------------
Net cash provided by (used in) operating
   activities                                  89,000    ( 1,907,000)
                                         -------------  -------------

Investing Activities
   Additions to property and equipment    (     9,000)   (    95,000)
                                         -------------  -------------
Net cash used in investing activities     (     9,000)   (    95,000)
                                         -------------  -------------

Financing Activities
   Proceeds from issuance of note payable      42,000           -
   Principal payments on note payable     (    32,000)          -
   Issuance of long-term debt               1,050,000           -
   Debt financing cost incurred           (    26,000)          -
   Sale of common stock                       301,000           -
                                         -------------  -------------
Net cash provided by financing
   activities                               1,335,000           -
                                         -------------  -------------

Net Increase (Decrease) in Cash
   and Cash Equivalents                  $  1,415,000   $( 2,002,000)

Cash and Cash Equivalents, at the
   beginning of the year                      384,000      2,386,000
                                         -------------  -------------
Cash and Cash Equivalents, at the end
   of the year                           $  1,799,000   $    384,000
                                         =============  =============
Supplemental Cash Flow Information
   Cash paid during the year for
     interest                            $    162,000   $    263,000
                                         =============  =============


       See accompanying notes to consolidated financial statements.


Other Non-Cash Disclosures

In fiscal 2002, Versus reduced accounts payable and property and equipment by $15,000 as a result of a vendor canceling certain invoices.

In fiscal 2002, $1,100,000 of Series A Debentures were exchanged for Series B Debentures (see Note 4).





                VERSUS TECHNOLOGY, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements
             For the years ended October 31, 2002 and 2001

1.	Summary of Accounting Policies

Nature of Business

Versus Technology, Inc. (Versus) and its wholly owned subsidiary, Olmsted Engineering Co. (Olmsted), collectively referred to as "Versus," operate in two business segments that are based on the types of products that are provided to its customers: location data collection, utilization and processing; and software engineering for the tool and die market. All Versus operations are located in one facility in Traverse City, Michigan.

Location Data Collection, Utilization and Processing Segment. Versus develops and markets products using infrared (IR) technology for the health care industry and other markets located throughout North America. Versus' primary products are infrared locating systems, passive data collection systems, radio frequency supervisory systems, asset locating systems, and portal detection systems. These products permit the instantaneous identification and location of people and equipment and can be used to control access, record events associated with those activities, and permit communication. Segment revenues also include revenue from the licensing of related intellectual property to third parties.

Software Engineering for the Tool and Die Market Segment. Olmsted writes and maintains complex software programs for the computer-aided design and computer-aided manufacturing (CAD/CAM) industry. It sells its own software under the ACU*CARV(r) name, resells third-party software, and provides systems support services throughout North America. Olmsted receives maintenance and enhancement fees from customers and, in turn, provides technical support and periodic releases. Versus also develops, markets, and integrates cellular products for the security industry.

Versus' customer base is diverse and Versus does not believe it has a significant credit risk related to its accounts receivable.
Operations

Versus has experienced significant operating losses during each of the past several years during which it has heavily concentrated its efforts towards developing its product lines and customer base. Management now believes Versus is well positioned for future growth as its products are gaining more acceptance in the marketplace and their advantages over competing products and technologies are better understood. Management believes the number of companies offering competing products in Versus' area of expertise is lower now than in prior years.

Sales improvement is expected from the addition of new resellers recently obtained and by pursuing the dealer level of the distribution channel. Management believes that the efforts it expended in integrating its products with hospital emergency department systems during 2001 will further support its market growth in 2003. Based on available information, management believes Versus commands the largest portion of the fast growing U.S. wireless locating/tracking technologies market. Versus has prepared for this anticipated growth by creating the required infrastructure to deliver the solutions to its customers and creating a customer service group to fulfill the needs of its direct sales customers and to further enhance its sales effort.

Shortly after fiscal year end 2001, Versus instituted certain cost control measures in an effort to further conserve cash. Certain of these control measures will be continued in fiscal 2003. Primary measures included a reduction in officer salaries, a reduction of four full-time employees (no additional cost incurred), payment of future employee health benefits based on reaching established monthly sales goals, elimination of Company contributions to the employees' 401(k) plan, and the renegotiation of selected vendor payment terms. As of November 1, 2002, officer salaries were restored to previous levels and Versus is paying 80% of employee health benefits. This arrangement will continue for the future. Versus plans to reintroduce Company contributions to the employee 401(k) plan when conditions allow such action.

Versus believes the cash balance remaining at October 31, 2002, the cash expected to be generated from fiscal 2003 sales, the available borrowings under the line of credit discussed in Note 3, and the above-described cost-control measures will result in Versus meeting its projected cash needs for operations and new product developments over the next twelve months.

Principles of Consolidation

The consolidated financial statements include the accounts of Versus and Olmsted. Upon consolidation, all significant inter-company accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In June 2001 the Financial Accounting Standards Board (FASB) finalized Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets, apart from goodwill, if the acquired intangible assets meet certain criteria.

SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria of SFAS 141. The adoption of this standard had no impact on the Company's financial statements. The Company's previous acquisition was accounted for using the purchase method.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead annually test goodwill for impairment. In addition, SFAS 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized at that date, regardless of when those
assets were initially recognized.   SFAS 142 requires the Company to
complete a transitional goodwill impairment test within six months of the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. Because early adoption is permissible, the Company adopted this standard effective November 1, 2001. Versus' reporting units are the same as its business segments. The goodwill all relates to the location collection, utilization, and processing segment. Goodwill amortization expense was $156,000 for the fiscal year ended October 31, 2001. The total amortization of other intangibles was $259,000 for each of the years ended October 31, 2002 and 2001. The goodwill transitional impairment test, which was completed with the assistance of an independent valuations firm, had no impact on the Company's financial position and results of operations. The reassessment of useful lives assigned to other intangibles did not impact earnings in fiscal 2002. The Company completed the annual goodwill impairment test, which indicated there was no impairment.

The following illustrates the impact of the adoption of SFAS 142:


                                  Year Ended October 31,
                                    2002          2001
                               -------------  -------------
Reported net loss              $( 1,207,000)  $( 2,132,000)
Add back:
Goodwill amortization                  -           156,000
                               -------------  -------------
Adjusted net loss              $( 1,207,000)  $( 1,976,000)
                               =============  =============

The add back of goodwill amortization did not impact the basic and diluted net loss per share that was reported for the fiscal year ended October 31, 2001, of $(0.05).

Based on the balance of intangible assets as of October 31, 2002, the Company will record amortization of intangible assets of $264,000 in fiscal 2003, $243,000 in fiscal 2004, $168,000 in fiscal 2005,
$168,000 in fiscal 2006, and $46,000 in fiscal 2007.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this standard is required for fiscal years beginning after December 15, 2001. However, because early adoption is permissible, the Company adopted the standard effective November 1, 2001. The adoption of this standard had no impact on the Company's financial statements.

In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes the adoption of SFAS 146 will not have a material impact on its financial position or results of operations.

In November 2002 the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of this Interpretation will have no impact on its financial position or results of operation.

Revenue Recognition

Revenue from infrared (IR) technology sales has historically been recognized when the related goods are shipped and all significant obligations of Versus have been satisfied (i.e., completed contract basis). This method of accounting has been followed because the typical direct sale arrangement is completed in a short period of time, and financial position and results of operations do not vary significantly from those, which would result from use of the percentage-of-completion method. Versus departs from the completed-contract method and recognizes revenues and costs on the percentage-of-completion method for contracts not having the features described above. For such contracts, the percentage-of-completion method recognizes the legal and economic results of contract performance on a timelier basis. Under this method, the percent of contract completion is determined by comparison of costs incurred to date to estimated total cost for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts.

Revenue from CAD/CAM and cellular product sales is recognized when the related goods are shipped and all significant obligations of Versus have been satisfied. Revenue from CAD/CAM maintenance and service contracts is recognized pro rata over the life of the individual contracts. Revenue from programming services is recognized as services are provided.

Revenue from intellectual property licensing arrangements is recognized when all of the following conditions exist: (1) the licensing agreement has been executed, (2) the license period has begun and the licensee can begin its use of the property rights, (3) the fee is fixed or determinable, (4) collection of the license fee is reasonably assured and (5) there are no significant on-going obligations of Versus relating to the licensing arrangement.

Advance payments received from customers are deferred until all revenue recognition criteria are satisfied.

Warranties

Versus generally offers 90-day or one-year warranties, depending on the product. Accordingly, Versus provides, by a current charge to cost of revenues, an amount it estimates will be needed to cover future warranty obligations for products sold. Total warranty costs were $12,000 in 2002 and 2001.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Long-Lived Assets

The Company periodically reviews long-lived assets, excluding goodwill, for impairment. Examples of events or changes in circumstances that could indicate the requirement for an impairment evaluation include: (1) a significant decrease in the estimated fair value of a long-lived asset, (2) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, (3) an accumulation of costs significantly greater than the amount originally expected for the acquisition or construction of a long-lived asset, and (4) a current period loss with a history of losses or expectations of future losses associated with the use of a long-lived asset.

If circumstances indicate impairment is possible, further testing is performed at the asset group level if the asset generates independent cash flows or at the enterprise level if independent cash flows cannot be identified. If the undiscounted cash flows are less than the related carrying value of the asset, the asset is further tested for impairment by comparing the fair value of the asset to the related carrying amount. The fair value used in the impairment evaluation is the estimated price that would be paid in a transaction between a willing buyer and willing seller. If the fair value were less than the carrying amount, an impairment loss would be recorded equal to the difference.

In September of 2002, management completed tests that indicated that the ASIC Chip may not be appropriate for use in applications that have limited power reserves (e.g., disposable badges). In addition to this, management does not believe the demand for such a badge will develop to the point where management would make a decision to devote the time and resources to render this technology marketable and recoverable in the next two years, which is the remaining life of the chip for depreciation purposes. Management has considered alternate uses of the ASIC Chip; however, such alternatives would not generate sufficient cash flows to support writing off the cost of the ASIC over the two-year period. As a result of this review, management determined that the ASIC Chip asset was impaired and should be reduced in value to zero, which is management's estimate of its fair value. This resulted in a charge of $300,000 recorded in the fourth quarter of fiscal 2002, which is included in cost of revenues. The gross carrying amount of this asset of $450,000 and the related accumulated depreciation of $150,000 was eliminated. During the fourth quarter of fiscal 2002, the Company recorded a $15,000 reserve for the remaining ASIC Chip inventory as it was determined that the processing required to permit the Company to use them in another product would not warrant the efforts. These charges relate to the location data collection, utilization and processing segment.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed principally on a straight-line basis for financial reporting purposes and accelerated methods for income tax purposes over the following estimated useful lives:

   Machinery, equipment and vehicles                 3 to  5 years
   Furniture and fixtures                            3 to 10 years
   Leasehold improvements                            4 and 5 years

Costs to produce tooling for use by foundries to fabricate microchips are capitalized and amortized on a straight-line basis over the shorter of the related product life cycle or three years.

Software Development Costs

Software development costs consist of the estimated fair value of Olmsted's ACU*CARV(r) and related software acquired in August 1996, less accumulated amortization computed on a straight-line basis over eight years. Software development costs incurred to ready software products for sale from the time that technological feasibility has been established, as evidenced by a detailed working program design, to the time that the product is available for general release to customers is capitalized. Such capitalized costs are amortized based on current and estimated future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic lives of the products. Costs incurred prior to establishing technological feasibility and costs incurred subsequent to general product release to customers are expensed as incurred.

Goodwill

Goodwill, representing the cost in excess of net assets acquired in the August 1996 acquisition of Olmsted, which was accounted for using the purchase method of accounting, was being amortized on a straight-line basis over 15 years prior to the adoption of SFAS 142 effective November 1, 2001. See the discussions above regarding the requirements of SFAS 142 and related effect of its adoption. Based on changes in operations within the Company since the acquisition of Olmsted in 1996, the goodwill has subsequently been attributed entirely to the data collection, utilization, and processing segment.

Patents and Other Intangible Assets

Patents and other intangible assets are recorded at cost, less amortization computed on a straight-line basis over seven to ten years. Other intangible assets are comprised primarily of the exclusive right to license a third party's patents and other intellectual property rights related to infrared technology for ten years (and nonexclusive thereafter), trademarks and supplier royalty agreements.

Deferred Financing Costs

In connection with the issuance of the Debentures discussed in Note 4, Versus incurred expenses that were recorded as Deferred Financing
Costs. These costs are being amortized on a straight-line basis over five years, the life of the related Debentures.

Advertising Costs

All advertising costs, amounting to $40,000 and $81,000 for the years ended October 31, 2002 and 2001, respectively, are expensed in the period in which they are incurred.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to "temporary" differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Stock Options

Stock options issued to employees and non-employee Directors are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. A 1,000,000 share option granted to the Vice President of Sales vests based on performance and, therefore, requires variable option accounting which recognizes the expense as the option vests. Versus follows the disclosure-only provisions of SFAS No. 123,
"Accounting for Stock-Based Compensation."   See Note 7.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings per share (EPS) is computed by dividing net income
(loss) by the weighted average number of shares outstanding during each period. Basic EPS excludes any dilutive effects of options, warrants, and convertible securities. It also excludes the dilutive effect of contingently issuable shares (such as Versus' outstanding restricted stock bonus plan shares described in Note 7) to the extent those shares have not yet been vested. Diluted EPS includes the effects of options, warrants, convertible securities, and contingently issuable shares. For 2002 and 2001, Versus has not included the effects of options, warrants, convertible securities, and contingently issuable shares of 34,642,237 and 19,883,631 shares, respectively, in its calculation of diluted EPS due to their anti-dilutive effect. The resulting weighted-average number of shares outstanding for 2002 and 2001 were 44,397,963 and 42,102,994, respectively, for both basic and diluted EPS calculations.

Cash and Cash Equivalents

Versus maintains its cash accounts in national banks and does not consider there to be a significant credit risk arising from cash deposits in excess of federally insured limits.

Versus considers all investments with original maturities of three months or less to be cash equivalents.

Reclassifications

The Company has reclassified certain amounts to conform to the current year presentation.

2.	Costs and Estimated Earnings on Uncompleted Contracts

As of October 31, 2002 and 2001, Versus was in the process of completing various sales and installation contracts. Certain of these contracts are accounted for on the percentage-of-completion method. The following represents costs incurred, estimated earnings, and billings to date for the uncompleted contracts at October 31, 2002, and 2001.


                                        October 31,   October 31,
                                          2002           2001
                                      -------------  -------------
Costs incurred on uncompleted
  contracts                           $    225,000   $   207,000
Estimated earnings                         104,000       111,000
                                      -------------  -------------
                                           329,000       318,000
Less billings to date                      359,000       342,000
                                      -------------  -------------
Billings in excess of costs and
  estimated earnings                  $(    30,000)  $(    24,000)
                                      =============  =============


3. Line of Credit and Note Payable

Effective January 1, 2002, Versus entered into a line of credit with a bank to finance working capital requirements. The line of credit is secured by a first lien on all accounts receivable and inventory and a second security lien on all other business assets excluding patents and intellectual property and a subordination of long-term debt, which includes the $1,900,000 Series A Debentures and the $2,150,000 of Series B Debentures discussed in Note 4. Available borrowings under the line, determined by a borrowing base of eligible accounts receivable at October 31, 2002 are $500,000. The level of borrowing against this line of credit is based on a formula tied to the level of eligible accounts receivable aged less than 90 days. The line of credit expired on November 5, 2002 and the bank has extended it under like terms for 60 days while a new line of credit and new terms are negotiated. The Company borrowed $5,000 from this line of credit in the fourth quarter of 2002, which was repaid in the same period. There are no borrowings on this line at October 31, 2002. Borrowings on this line will bear interest at the banks' prime rate plus one percent.

In March 2002 Versus entered into an unsecured term loan. As of October 31, 2002, the remaining balance on the note payable was $10,000, which is due in equal monthly installments of $4,800 plus accrued interest at a rate of 9.5%.

4.	Long-Term Debt

During fiscal 1999, in private placement transactions, Versus issued $3,000,000 of its Prime Rate Secured Convertible Debentures (Series A Debentures) that are due April 30, 2004. Interest is payable quarterly on the first days of August, November, February, and May. The Debentures bear interest at prime, which was 4.75% and 5.5% at October 31, 2002 and 2001, respectively. Versus may redeem the Debentures at any time. On October 31, 2002, $1,100,000 of the Series A Debentures were converted to the Company's Series B Debentures, described below, leaving $1,900,000 of the Series A Debentures outstanding. This conversion was accounted for in accordance with EITF 96-19, "Debtors Accounting for a Modification or Exchange of Debt Instruments", which resulted in no gains or losses being recorded from extinguishment of debt.

On October 31, 2002, in a private placement transaction, Versus issued $2,150,000 of its Prime Plus 2% Series B Secured Subordinated Debentures due October 31, 2007. Interest is payable on the first days of August, November, February and May. Versus may redeem the Debentures at any time. Of the $2,150,000 raised, $1,100,000 was from the conversion of the Series A Debentures discussed above and $1,050,000 represented new cash invested in Versus by debt holders. A Director of the Company holds $950,000 of Series A Debentures and has committed to convert this amount to Series B Debentures by April 30, 2004.

The holders may convert the Debentures to Versus' Common Stock at any time prior to redemption. The conversion ratio is four shares per dollar held of the Series A Debentures and eight shares per dollar held of the Series B Debentures. The conversion price of the Debentures was higher than the market value of the related Common Stock on the dates the Debentures were issued. The conversion ratio is adjustable for future stock changes and mergers. In the event the Company does not have sufficient authorized and unissued shares of Common Stock to make such conversion of the Debentures, then in lieu of the shares of Common Stock of the Company, the Company may instead issue and deliver a share or shares of the Company's presently authorized and unissued Preferred Stock upon terms and conditions as will cause such Preferred Stock, as and when issued and delivered, to be substantially identical to the Common Stock which otherwise would have been required to have been issued and delivered.

The Debentures are secured by a first priority security interest in all of Versus' assets subject to a first lien on accounts receivable and inventory held by a bank related to the Company's line of credit, as discussed in Note 3. The Series B Debentures are secured by a first priority security interest in all of Versus' assets subordinated to payment of the line of credit made or to be made by the Bank and is further subordinated to payment and performance of the Company's obligations to any remaining holders of the Series A Debentures. All Debentures are transferable to qualified investors. Shares issued upon conversion of the Debentures bear a restrictive legend.

Versus entered into separate Registration Rights Agreements relative to the Series A and Series B Debentures issued wherein it agreed: (1) at any time after six months from the Debenture's issue date but not later than five years from the time any stock is issued on conversion, to effect a registration under the Securities Act, provided it receives a written request from investors owning 50% or more of the registrable securities outstanding at the time as a result of conversion; (2) to notify the investors of any other registrations it intends to effect (except registrations solely for shares in connection with an employee benefit plan or a merger or consolidation) allowing them to "piggy back" on such alternate registration; and (3) registration expenses will be paid by Versus.

At October 31, 2002, Versus had voluntarily agreed to redeem at the owners' requests two of its Series A Debentures with face values of $50,000 each. Those debentures were redeemed subsequent to year end.

5.	Income Taxes

Deferred income taxes result from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The tax effects of temporary differences that give rise to deferred tax assets at October 31, 2002 and 2001 are as follows:


                                        2002           2001
                                    -------------  -------------
Net operating loss
  carryforwards                     $  4,953,000   $  4,824,000
Receivables - allowance for
  doubtful accounts                       15,000         16,000
Inventory                                 43,000         36,000
Accumulated depreciation                  59,000         46,000
Intangible assets                         48,000         56,000
Accruals and reserves                     28,000         25,000
Unearned compensation                      2,000         16,000
                                    -------------  -------------
Gross deferred income tax assets       5,148,000      5,019,000

Less valuation allowance             ( 5,148,000)   ( 5,019,000)
                                    -------------  -------------
Net deferred income tax
assets recorded in the
consolidated financial
statements                          $      -       $       -
                                    =============  =============


At October 31, 2002, after consideration of limitations under Internal Revenue Code rules, Versus had net operating loss carryforwards for federal income tax reporting purposes of approximately $14,569,000. Approximately $3,962,000 of this amount is attributable to losses that were incurred prior to a "change in ownership" as defined by Internal Revenue Code rules and, accordingly, have been limited to this amount. The amount that can be utilized each year is fixed; however, annual limitation amounts not previously utilized carryover to subsequent years and can be utilized to the extent of the total unexpired net operating loss carryforward amount. The maximum amount that can be utilized in fiscal 2003 is limited to $2,440,000. The $3,962,000 of pre-change of control net operating loss carryforwards expire as follows, if not previously utilized: $328,000 in 2003, $15,000 in 2005, $81,000 in 2007, $1,735,000 in 2009, $1,763,000 in 2010 and
$40,000 in 2011. The remaining net operating loss carryforwards of $10,607,000, which have not been limited, expire as follows, if not previously utilized: $160,000 in 2010, $2,190,000 in 2011, $1,877,000 in 2012, $1,305,000 in 2018, $979,000 in 2019, $1,144,000 in 2020,
$1,828,000 in 2021 and $1,124,000 in 2022.

Due to the recording of the valuation allowance for deferred income tax assets at October 31, 2002, actual related tax benefits recognized in the future will be reflected as a reduction of future income tax expense, a reduction of goodwill related to the acquisition of Olmsted or an increase in additional paid-in capital for net operating loss carryforwards that resulted from tax deductions relating to the exercise of stock options and warrants. Those tax benefits will be allocated as follows:

     Income tax benefit that would be
       reported in the consolidated
       statement of operations as a
       reduction of income tax expense           $ 4,936,000
     Recognized as a reduction of
        goodwill                                     165,000
     Increase in additional paid-in
       capital                                        47,000
                                                 -------------
                                                 $ 5,148,000
                                                 =============


Realization of the gross deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards. In assessing the realizability of deferred income tax assets, management follows the guidance contained within SFAS No. 109, "Accounting for Income Taxes," which requires that deferred income tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. Under the provisions of SFAS No. 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. While it believes Versus will be profitable in the future, management has concluded that, following the guidance of SFAS No. 109, it is appropriate to record a valuation allowance equal to the total deferred income tax assets at October 31, 2002.

For the years ended October 31, 2002 and 2001, income taxes differed from the amounts computed by applying the federal statutory rate of 34% to losses before income taxes as follows:


                                               2002          2001
                                          -------------  -------------
  Computed "expected" tax benefit         $(   410,000)  $(   725,000)
  Increase in tax resulting from:
    Adjustment to valuation
      allowance for deferred
      income tax assets relating
      to current year losses                   382,000        643,000
    Nondeductible expenses                      28,000         82,000
                                          -------------  -------------
                                          $       -      $       -
                                          =============  =============

6.	Commitments and Contingencies

Employment Contract

Versus has an employment agreement with its President, which expires on June 30, 2005. The agreement provides for payment of specified compensation amounts and fringe benefits during the term of the agreement.

Independent Sales Agent Agreement

During 2001 Versus entered into a commission agreement with a sales agent. Based on the terms of the agreement, payment of the first $100,000 of commissions earned in each year, as defined in the agreement, was to be paid in cash. The remaining commissions earned in the year were to be paid in the form of options to purchase Common Stock of the Company. The agreement was terminated effective May 1, 2002.

7.	Shareholders' Equity

Authorized Common and Preferred Shares

During fiscal 1999, shareholders approved an amendment to Versus' certificate of incorporation to effect a 1-for-10 reverse stock split. The Board of Directors has not acted on its ability to authorize/affect a reverse stock split to date. Accordingly, the number of shares and per share amounts have not been adjusted.

Versus is authorized to issue 15,000,000 shares of preferred stock with a par value of $0.01. No preferred stock has been issued. The rights and privileges to be attributed to the preferred stock will be determined prior to the issuance of any preferred shares.

Stock Issuances

In February 2002, the President and CEO, who is also a Director of the Company, purchased 1,123,595 shares of the Company's Common Stock at a purchase price of $100,000 ($0.089 per share), the fair market value of the Common Stock.

In February 2002, a Director of Versus purchased 2,250,000 shares of the Company's Common Stock at a purchase price of approximately
$201,000 ($0.089 per share), the fair market value of the Common
Stock.

In early fiscal 2000 Versus issued 50,000 shares of Common Stock to an independent sales agent as prepaid commission. The shares were valued at $0.50 per share and $25,000 was recorded as prepaid commission ($500 credited to Common Stock and $24,500 to additional paid-in capital) which is being charged to expense as commissions are earned by this agent. On October 8, 2001, the independent sales agent, in exchange for a cancellation of the related prepaid commission, surrendered these shares. As of the date of the surrender, the independent sales agent had earned none of the related prepaid commission.

Stock Warrants

At October 31, 2002, Versus had outstanding warrants to purchase
1,500,000 shares at an exercise price of $0.60 and 1,000,000 shares at $0.88. The warrants expire September 1, 2003, and September 1, 2005, respectively.

During 2001, warrants to purchase 350,036 shares at an exercise price of $0.50 expired. These warrants had been issued to a private placement agent in August 1996.

Stock Options

Versus' 1996 Employee Incentive Stock Option Plan (1996 Employee Plan) grants key employees options to purchase shares of Common Stock. This plan was approved by the Company's shareholders. A total of 2,000,000 shares are authorized for grant under the plan. The options may be exercised from one-to-ten years after the date of grant and fully vest between one and five years after issuance.

During fiscal 1999 the shareholders approved the 1999 Employee Incentive Stock Option Plan (1999 Employee Plan). The terms of the 1999 Employee Plan are the same as the terms of the 1996 Employee Plan, except that all Versus personnel may participate. A total of 3,200,000 shares are authorized for grant under the 1999 Employee Plan.

The above two Employee Plans represent the only shareholder approved stock-based compensation plans.

As of October 31, 2002, stock options granted and outstanding under these plans were:

    Year of Grant           1996 Plan             1999 Plan
   --------------         -------------         --------------
        1996                1,000,000                  -
        1997                     -                     -
        1998                  193,070                  -
        1999                  508,125                 62,920
        2000                     -                   810,000
        2001                     -                    56,000
        2002                  298,805              1,217,668
                          -------------          -------------
                            2,000,000              2,146,588
                          =============          =============


During 1999 the Board of Directors approved the Executive Officer Profit Sharing and Incentive Compensation Plan (Executive Plan). Under the Executive Plan, which was effective November 1, 1999, and had a three-year term, bonuses were to be awarded to executives if certain Versus financial performance targets were met. The awards were to be paid in the form of cash and stock options. To the extent feasible, stock options awarded under the Executive Plan were to be issued pursuant to the 1999 Employee Plan. No options were issued under this Executive Plan which expired on October 31, 2002.

A summary of activity for Versus' 1999 and 1996 Employee Plans is as follows:


                                         Year ended October 31,
                                      2002                     2001
                           ------------------------  ------------------------
                                         Weighted                    Weighted
                                         average                     average
                                         exercise                    exercise
                            Shares        price         Shares        price
                           ------------------------  ------------------------
Options outstanding,
  beginning of year         3,003,105    $ 0.356      3,047,105      $ 0.352
Granted                     1,516,473      0.106         56,000        0.174
Exercised                        -          -              -            -
Expired/terminated         (  372,990)     0.389     (  100,000)       0.132
                           ------------------------  ------------------------
Options outstanding, end
  of year                   4,146,588    $ 0.262       3,003,105     $ 0.356
                           ========================  ========================
Options exercisable, end
  of year                   1,915,972    $ 0.384       1,847,930     $ 0.412
                           ========================  ========================
Options available for
  grant, end of year        1,051,746                  2,195,229
                           ===========                ===========


Versus has issued additional stock options under various agreements over the past several years. Under an agreement with a former employee in a prior year, Versus issued an option to purchase a total of 100,000 shares at $0.50 per share. This option expired in 2001.

In January 2001 Versus issued an option to a supplier for successful completion of a major milestone related to new product development. The option, to purchase 5,000 shares at $0.165, was exercisable at October 31, 2001, and expires in 2006. The $825 fair value of this option was expensed during fiscal 2001, and additional paid-in-capital was increased. In fiscal 2002 the supplier declined the option and the entry was reversed.

During fiscal 2002, under separate agreements, options on 1,057,000 shares were awarded to Versus' Directors. Of the total, options to acquire 906,000 shares were awarded to non-employee Directors in equal amounts and 151,000 to an employee Director. The options were awarded for services rendered as Directors, become exercisable and vest one year after date of grant, and may be exercised up to five years from date of grant.

During fiscal 2001, under separate agreements, options on 1,155,000 shares were awarded to Versus' Directors. Of the total, options to acquire 990,000 shares were awarded to non-employee Directors in equal amounts and 165,000 to an employee Director. The options were awarded for services rendered as Directors, become exercisable and vest one year after date of grant, and may be exercised up to five years from date of grant.

A summary of the Director stock options is as follows:


                                      Year ended October 31,
                                  2002                       2001
                          -----------------------  -----------------------
                                      Weighted                 Weighted
                                       average                 average
                                       exercise                exercise
                           Shares       price        Shares     price
                          -----------------------  -----------------------
Options outstanding,
 beginning of year         2,215,000   $ 0.307      1,060,000   $ 0.495
Granted                    1,057,000     0.147      1,155,000     0.135
Exercised                       -         -              -         -
Expired/terminated        (  100,000)    1.031           -         -
                          -----------------------  ----------------------
Options outstanding,
 end of year               3,172,000   $ 0.231      2,215,000   $ 0.307
                          =======================  ======================
Options exercisable,
 end of year               2,115,000   $ 0.273      1,060,000   $ 0.495
                          =======================  ======================


The following summarizes information regarding options outstanding at October 31, 2002, under the 1999 and 1996 Employee Plans and Director option agreements:

                             Options Outstanding                 Options Exercisable
                  --------------------------------------------  ----------------------
                                            Weighted
                                             average
                                            remaining   Weighted               Weighted
                  Range of        Number    contractual  average      Number     average
                  exercise      outstanding    term      exercise   exercisable  exercise
                   prices        at 10/31/02  (years)     price     at 10/31/02   price
                  ------------------------------------------------  ----------------------
1999 and 1996
 Employee Plans   $0.106-0.179   2,013,518      9.4       $0.113       209,027    $0.136
                   0.210-0.325     450,625      7.8        0.313       184,500     0.320
                   0.375-0.629   1,682,445      4.5        0.424     1,522,445     0.426
                                 ---------                           ---------
                                 4,146,588                           1,915,972
                                 =========                           =========
Director
 Options          $0.135-0.165   2,394,000      3.8       $0.143     1,337,000    $0.139
                   0.500-0.515     778,000      1.6        0.504       778,000     0.504
                                 ---------                           ---------
                                 3,172,000                           2,115,000
                                 =========                           =========


Versus follows the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," relating to its employee and non-employee Director stock options. Accordingly, no compensation expense has been recognized relating to these options in 2002 and 2001. Had compensation cost for Versus' employee and non-employee Director stock options been determined based on their fair values at the grant dates for awards under the plans consistent with the provisions of SFAS No. 123, Versus' net loss and net loss per share would have been increased to the pro forma amounts indicated below:



                                         2002          2001
                                    -------------  -------------
  Net loss - as reported            $( 1,207,000)  $( 2,132,000)
  Net loss - pro forma               ( 1,426,000)   ( 2,355,000)

  Net loss per share - as reported   (   0.03   )   (   0.05   )
  Net loss per share - pro forma     (   0.03   )   (   0.06   )
                                    =============  =============

The weighted-average fair value per option at the date of grant for options granted under Versus' 1999 and 1996 Employee Plans during 2002 and 2001 was $0.096 and $0.159, respectively. The weighted-average fair value per option at the date of grant for options granted under separate agreements to Versus' Directors during 2002 and 2001 was $0.147 and $0.116, respectively. The fair values of the option awards were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:



                                    Employee            Director
                                      Plans            Agreements
                                -------- --------  -------- --------
                                  2002     2001      2002     2001
                                -------- --------  -------- --------
   Dividend yield                  0.00%    0.00%     0.00%    0.00%
   Expected volatility            97.24%  101.33%   104.88%  104.02%
   Risk-free interest rate         4.89%    5.35%     4.64%    4.86%
   Expected life in years           10       10         5        5
                                -------- --------  -------- --------


Restricted Stock Bonus Plan

Versus has established the 1996 Incentive Restricted Stock Bonus Plan and reserved 500,000 common shares for issuance under the plan.

Under the terms of the plan, any employee of Versus or any subsidiary, except the President and Directors, are eligible to receive an allocation of bonus shares. Allocations of bonus shares are recommended by the President and approved and adjusted, if necessary, by the Board of Directors. Within 15 days of the allocation, the employee shall, if he or she desires to accept the allocation, pay to Versus an amount equal to the par value of the allocated bonus shares.

Upon issuance of bonus shares to the employee, he or she will have all the rights of a shareholder with respect to such shares, including the right to vote them and to receive all dividends and other related distributions. Bonus shares may not, however, be sold, exchanged, transferred, pledged, hypothecated, or otherwise disposed of within three years after the date of issuance unless they are first offered by written notice back to Versus. If a recipient's employment is terminated for any reason during the three-year period, the termination will be deemed as an offer to Versus to repurchase the shares at par value as follows: 100% if termination occurs within one year from date of issuance, 75% if termination occurs within two years, and 50% if the termination occurs within three years.

The difference between the market value and the sales price ($0.01 per share) of the shares is recorded as unearned compensation and presented as a separate component of shareholders' equity. Unearned compensation is considered earned and is amortized to expense over the three-year vesting period. During 2002 and 2001, respectively, 10,000 and 5,425 shares were issued. During 2002, 8,231 shares were repurchased upon termination of participating employees and no shares were repurchased in 2001. Earned compensation amounted to $6,000 and $25,000 for the years ended October 31, 2002 and 2001, respectively. When shares are repurchased, Versus eliminates the remaining unearned compensation related to the restricted shares, reverses the amortization that was previously recorded as compensation expense, reduces the common shares outstanding and the carrying amount of shares outstanding by the number of shares repurchased and the par value of such shares, respectively. The difference between the amount paid to repurchase the shares and the par value of such shares is recorded as a reduction to additional paid-in capital.

8.	Related Party Transactions

Versus leases its principal operating facilities from an entity which is beneficially owned by Versus' President. Versus has entered into a five-year lease agreement, expiring in 2006, calling for aggregate annual rents of $135,000, increasing 4% annually after the first year. Versus has made nonrefundable contributions to leasehold improvements amounting to $150,000 in accordance with terms of the lease agreement. Rent expense for the years ended October 31, 2002, and 2001, amounted to $137,000 and $132,000, respectively.

The President of the Company and a Director previously held $50,000 and $100,000 in Series A Debentures, and on October 31, 2002, exchanged them and $25,000 and $50,000 cash, respectively, for $75,000 and $150,000, respectively, of the Company's outstanding Series B Debentures. Another Director of the Company is a partial owner of a company that previously held $1,500,000 in Series A Debentures and was the sole owner of a separate company that previously held $100,000 in Series A Debentures. These Debentures and $800,000 in cash were exchanged for a new Series A Debenture in the amount of $950,000 and $1,450,000 of the Series B Debentures. The Director also committed to convert the remaining $950,000 Series A Debentures to Series B Debentures by April 30, 2004. The Debentures are a component of the Company's $4,050,000 long-term debt. The President and the two Directors received interest of $2,000, $2,000, and $82,000, respectively, during the fiscal year ended October 31, 2002.

9.	Employee Benefit Plan

Versus maintains a 401(k) plan for all of its employees. Under the plan, Versus may voluntarily contribute $0.50 for each dollar contributed by an employee (subject to Internal Revenue Code limitations) to a retirement savings account in any year. Versus' contributions are limited to a maximum of 3% of the employee's direct compensation for that year. Participants are fully vested in the 401(k) plan at all times for those amounts attributable to their own contributions and vest over a six-year period for Versus' contributions. Versus' contributions to the plan were $0 and $39,000 for the year ended October 31, 2002 and 2001, respectively.

10.	Business Segment Information and Major Customers

Versus evaluates performance and allocates resources based on pretax segment gross margins. Versus operates in two business segments that are based on the types of products that are provided to its customers. As further described in Note 1, Versus develops and markets products using IR technology for the health care industry and other markets in North America. It also sells products and services that are used in the tool and die industry. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies included in Note 1, except that only direct costs are included in the computation of segment gross margin for purposes of evaluating segment performance (i.e., indirect costs, such as manufacturing overhead and depreciation and amortization, are excluded from this segment gross margin computation). All assets, other than cash and deferred financing costs, are attributed to each segment based on specific identification. Cash and deferred financing costs are not viewed as attributable to a particular segment. Cash is treated as available for use by both segments, as needed. Deferred financing costs, incurred in obtaining an additional source of cash, are likewise not allocable to a particular segment.


                                               2002          2001
                                          -------------  -------------
Revenues
  Location data collection, utilization,
    and processing                        $  3,760,000   $  3,382,000
  Software engineering for the tool and
    die market                                 339,000        478,000
                                          -------------  -------------
  Consolidated total revenues             $  4,099,000   $  3,860,000
                                          =============  =============
Direct Cost of Revenues
  Location data collection,
    utilization, and processing           $( 1,372,000)  $( 1,274,000)
  Software engineering for the tool
    and die market                         (   234,000)   (   325,000)
                                          -------------  -------------
  Total segment direct cost of revenues ( 1,606,000) ( 1,599,000) Segment Direct Gross Margin
  Location data collection, utilization,
    and processing                           2,388,000      2,108,000
  Software engineering for the tool and
    die market                                 105,000        153,000
                                          -------------  -------------
  Total segment direct gross margin          2,493,000      2,261,000
                                          -------------  -------------
Indirect Costs of Revenue
  Impairment of ASIC Chip                  (   300,000)          -
  Depreciation and amortization            (   419,000)   (   266,000)
  Lease expense                            (    19,000)   (    21,000)
  Insurance expense                        (     9,000)   (    21,000)
  Warranty expense                         (    12,000)   (    12,000)
  Other                                    (   158,000)   (   217,000)
Other Operating and Non-Operating Costs
  Research and development                 (   494,000)   (   728,000)
  Sales and marketing                      ( 1,139,000)   ( 1,624,000)
  General and administrative               (   994,000)   ( 1,305,000)
  Other income (expense), net              (   156,000)   (   199,000)
                                          -------------  -------------
Consolidated Net Loss                     $( 1,207,000)  $( 2,132,000)
                                          =============  =============
Assets
  Location data collection, utilization,
    and processing                        $  4,065,000   $  5,255,000
  Software engineering for the tool and
    die market                                 227,000        283,000
                                          -------------  -------------
  Total segment assets                       4,292,000      5,538,000
  Cash and net deferred financing costs      1,859,000        440,000
                                          -------------  -------------
Consolidated Total Assets                 $  6,151,000   $  5,978,000
                                          =============  =============
Capital Expenditures
  Location data collection, utilization,
    and processing                        $      9,000   $     95,000
  Software engineering for the tool and
    die market                                    -              -
                                          -------------  -------------
 Consolidated Capital Expenditures        $      9,000   $     95,000
                                          =============  =============



Revenues in excess of 10% of Versus' total revenues were attributable to sales to three major customers for the years ended October 31, 2002 and 2001. These individual customers accounted for revenues of approximately $788,000 (19%), 597,000 (15%), and 524,000 (13%) in 2002
and $731,000 (19%), $638,000 (17%) and $553,000 (14%) in fiscal 2001.
These revenues were all related to the location data collection, utilization, and processing segment.

Reportable Geographic Information


                               2002           2001
                           -------------  -------------
Revenues
  United States            $ 3,682,000    $ 3,576,000
  Canada                       414,000        277,000
  Other                          3,000          7,000
                           -------------  -------------
                           $ 4,099,000    $ 3,860,000
                           =============  =============

Revenues are attributable to countries based on the location of the reseller for products sold by resellers and by location of the customer if the products are sold directly by Versus.

All long-lived assets of Versus are located in the United States.

ITEM 8 -	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 9 -	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Management              Age        Position(s) with the Company
----------------------   ------  -----------------------------------------
Gary T. Gaisser           51      Director, President and Chief Executive
                                    Officer
Julian C. Schroeder       55      Director
David L. Gray             54      Director
James D. Ross, Esq.       54      Director
Henry J. Tenarvitz        50      Chief Operating Officer
Robert Butler             55      Controller and Chief Accounting Officer
Anne M. Kubo              42      Executive Assistant and Corporate Secretary


Gary T. Gaisser has served as President and Chief Executive Officer of Versus since January 1995, and has served as a Director of Versus since April 1995.

Julian C. Schroeder has served as a Director of Versus since August 1994. Since May 2000, Mr. Schroeder has been a principal and founding partner of Credit Renaissance Partners, LLC, a firm engaged in investment management. From March 1997 through April 2000, Mr. Schroeder served as the Director of International Fixed Income Research at Schroder & Co., Inc., a registered broker-dealer. From 1989 through March 1997, Mr. Schroeder held various positions in research and corporate finance at BDS Securities (and the predecessor firm), a registered broker-dealer, and from 1995 through March 1997 served as the firm's President.

David L. Gray, CPA, has served as a Director of Versus since April 1998. He is President and Director of Tortola Enterprises, Inc., a management-consulting firm, and has served in this position since 1986. In this position, he serves as an advisor to boards of directors and executive management of a spectrum of operating businesses, both domestic and international. He previously served as President of Sara Lee Bakery Company and as President and CEO of Chef Pierre, Inc. Mr. Gray also serves as a member of the board of directors for a number of business enterprises and non-profit organizations, including Gordon Food Service, Inc.

James D. Ross, Esq. has served as a Director of Versus since April 1999. He is currently in the practice of law at Goldberg and Simpson of Louisville, Kentucky and is licensed in Kentucky and Michigan. Prior to that and since 1998, he was affiliated with Financial Investment Management Group, (Traverse City, Michigan). From 1995 to 1998, Mr. Ross was Executive Vice President of Aegon, USA. Mr. Ross also serves as a member of the board of directors for a number of business enterprises and non-profit organizations.

Henry J. Tenarvitz has served as Chief Operating Officer of Versus since November 1999 and Executive Vice President of Operations since September 1996.

Robert Butler has served as Controller and Chief Accounting Officer of Versus since April 1997.

Anne Kubo has served as Corporate Secretary since April 2001 and as Executive Assistant to the President and CEO since January 2000. From April 1999 through December 1999, she served as Executive Assistant to the Vice President of Sales. From June 1997 to April 1999, she worked in administrative positions with Great Lakes Community Mental Health.

Each Director serves an annual term of office until the next annual meeting of shareholders.

Based solely upon a review of Forms 3 and 4 furnished to Versus pursuant to Rule 16a-3(e) and written statements from Directors and executive officers that no report on Form 5 is due, no reporting person failed to file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with respect to the Company's securities.



ITEM 10 - EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid to the named Executive Officers of Versus during the fiscal years ended
October 31, 2002, 2001, and 2000.

                                     SUMMARY COMPENSATION TABLE
                                Annual
                             Compensation          Long-Term Compensation
                  -------------------------------  -------------------------
Name and            Fiscal    Salary     Bonus     Securities    All Other
Principal           Year                           Underlying   Compensation
Position                                            Options
-----------------  --------  ---------  ---------  ------------  -----------
Gary T.
Gaisser,
President,
CEO and
Director            2002     $195,470                 440,387    $  252 (1)

Gary T.
Gaisser             2001     $196,555                 165,000    $5,897 (1)

Gary T.
Gaisser             2000     $178,354    $62,500      269,000    $4,802 (1)

Henry
Tenarvitz, COO      2002     $ 95,881                 104,168    $  115 (2)

Henry
Tenarvitz           2001     $103,504                            $3,105 (2)

Henry
Tenarvitz           2000     $ 83,231    $25,000      155,000    $2,647 (2)


(1) Represents Versus' contribution to Mr. Gaisser's 401(k) account pursuant to Versus' 401(k) Profit Sharing Plan.

(2) Represents Versus' contribution to Mr. Tenarvitz's 401(k) account pursuant to Versus' 401(k) Profit Sharing Plan.

Options

The following table sets forth the status and exercise price of stock options granted to the named Executive Officers during the fiscal year ended October 31, 2002:


                       Number of
                        Shares
Name and               Underlying                              Exercise
Position                Option      Exercisable   Expiration    Price
-------------------------------------------------------------------------
Gary T. Gaisser, CEO    151,000 (1)   04-19-03     04-19-07     $0.116
Gary T. Gaisser         289,387       06-18-03     06-18-12     $0.096
Henry Tenarvitz, COO    104,168       06-18-03     06-18-12     $0.096


(1)  The option was granted to Mr. Gaisser for Director services.


The following table sets forth the status and value of stock options held by the named Executive Officers at October 31, 2002:

                   Number of                                      Value of
                    Shares     Exercisable                         Option
Name and           Underlying      at                   Exercise      at
Position            Option      10/31/02    Expiration   Price     10/31/02
----------------------------------------------------------------------------
Gary T.
Gaisser,
President
and CEO             289,387        -         06-18-12     $0.096        -
Gary T.
Gaisser             151,000        -         04-19-07     $0.116        -
Gary T.
Gaisser             165,000     165,000      04-20-06     $0.135        -
Gary T.
Gaisser             225,000      90,000      09-08-10     $0.325        -
Gary T.
Gaisser              44,000      44,000      04-14-05     $0.500        -
Gary T.
Gaisser              36,000      36,000      04-23-04     $0.165        -
Gary T.
Gaisser              36,000      36,000      04-24-03     $0.515        -
Gary T.
Gaisser           1,000,000   1,000,000      06-04-06     $0.375        -
Henry J.
Tenarvitz,
COO                104,168         -         06-18-12     $0.096        -
Henry J.
Tenarvitz           80,000       32,000      09-08-10     $0.325        -
Henry J.
Tenarvitz           75,000       30,000      11-15-09     $0.117        -
Henry J.
Tenarvitz          250,000      150,000      12-04-08     $0.401        -
Henry J.
Tenarvitz          108,580      108,580      04-23-08     $0.629        -


No options were exercised by any Executive Officer in fiscal 2002.


Employment Agreement

As of July 1, 1996, Versus and Mr. Gaisser entered into an Employment Agreement for a term of six years. Mr. Gaisser was employed at an initial base salary of $130,000 per year and receives a 10% annual increase during the term of the Employment Agreement. Mr. Gaisser is entitled to such further increases as shall be determined by the Board of Directors and is entitled to participate in other compensation and benefit plans of Versus. On April 19, 2002, the Board of Directors amended Mr. Gaisser's employment agreement extending it for another three years.

The Employment Agreement may be terminated by Versus for "just cause," which is defined as "willful misconduct, embezzlement, conviction of a felony, habitual drunkenness, or excessive absenteeism not related to illness." The Employment Agreement provides that if Mr. Gaisser is not elected or appointed as President and Chief Executive Officer or as a member of the Board of Directors, is removed from any such office, the ownership and control of Versus changes, or if the principal place of the business is changed to a location more than 20 miles from Traverse City, Michigan without Mr. Gaisser's consent, then Mr. Gaisser may give notice of termination, effective at the end of the month in which notice is given. In addition, if Mr. Gaisser concludes that because of changes in the composition in the Board of Directors or material changes in its policies because of other events or occurrences of material fact, he feels he can no longer properly and effectively discharge his responsibilities, then Mr. Gaisser may resign from his position upon the giving of sixty (60) days' prior written notice. In each case, such resignation shall be deemed constructive termination of Mr. Gaisser's employment by Versus, and Mr. Gaisser shall be entitled to payment of the remaining amounts payable to him under the Employment Agreement without any requirement of mitigation of damages.

Except in the event of constructive termination during the term of the Employment Agreement and for two years thereafter, Mr. Gaisser has agreed not to compete with Versus. Upon any termination, Mr. Gaisser has agreed not to disclose Versus' confidential information or to solicit any employee of Versus for a two-year period.

Compensation of Directors

Effective April 20, 2002, each outside Director was awarded an option to purchase 302,000 shares of Versus' Common Stock for service on the Board from April 19, 2002, through April 19, 2003. An inside Director was awarded an option to purchase 151,000 shares of Versus' Common Stock for service on the Board from April 19, 2002, through April 19, 2003. The options vest and become exercisable on April 19, 2003. The exercise price for all such options is $0.116 per share, the fair market value of the Common Stock upon the date of grant.

ITEM 11 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information as to the Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by any person who, as of October 31, 2002, to the knowledge of the Board of Directors of Versus, owned beneficially more than 5% of the outstanding Common Stock of Versus (to date, Versus has not issued any shares of Preferred Stock):



Name and Address of            Amount and Nature of      Percentage of
Beneficial Owner                Beneficial Ownership   Class Outstanding
-------------------------------------------------------------------------
David L. Gray
c/o Versus Technology, Inc.
2600 Miller Creek Road
Traverse City, MI 49684             16,244,000 (1)           26.4%

Gary T. Gaisser
c/o Versus Technology, Inc.
2600 Miller Creek Road
Traverse City, MI 49684              8,940,470 (2)           18.8%

Hillenbrand Industries, Inc.
700 State Route 46 East
Batesville, Indiana 47006            5,000,000 (3)           10.4%

William Harris Investors
2 North LaSalle Street,
Suite 400
Chicago, IL 60602                    3,460,000 (4)            7.6%

James D. Ross
One West 54th Street #9
New York, NY  10019                  3,186,000 (5)            6.9%

Julian Schroeder
400 Madison Ave Suite 15D
New York, NY  10017                  2,387,334 (6)            5.1%


(1) Of these shares, 15,400,000 are acquirable on conversion of Debentures held by a limited liability company of which Mr. Gray is the Managing Member, and 564,000 are currently acquirable by Mr. Gray upon exercise of outstanding options issued by Versus.

(2) This total includes 600,000 shares acquirable on conversion of a Debenture held by Mr. Gaisser and 1,371,000 shares that are currently acquirable by Mr. Gaisser upon exercise of outstanding options issued by Versus.

(3) This total includes 2,500,000 shares that are currently acquirable by Hillenbrand Industries, Inc. upon exercise of an outstanding warrant issued by Versus.

(4)  As reported on Schedule 13G/A filed February 26, 2002.

(5) This total includes 491,000 shares that are currently acquirable by Mr. Ross upon exercise of outstanding options issued by Versus.

(6) This total includes 1,200,000 shares acquirable on conversion of a Debenture held by Mr. Schroeder and 418,000 shares that are currently acquirable by Mr. Schroeder upon exercise of outstanding options issued by Versus.




Security Ownership of Management

The following table sets forth as of October 31, 2002, the beneficial ownership of Versus' Common Stock by all Directors, nominees and named Executive Officers of and by all the Directors, nominees and Executive Officers of Versus as a group:


                                         Amount and Nature    Percentage
Name of Beneficial    Position(s) with     of Beneficial      of Class
      Owner             the Company(1)      Ownership (1)    Outstanding
--------------------------------------------------------------------------
David L. Gray          Director              16,244,000 (2)      26.4%
Gary T. Gaisser        President, Chief
                       Executive Officer,
                       and Director           8,940,470 (3)      18.8%
James D. Ross, Esq.    Director               3,186,000 (5)       6.9%
Julian C. Schroeder    Director               2,387,334 (4)       5.1%
All Executive
Officers and
Directors as a
group (7 persons)                            31,529,839 (6)      47.6%


(1) Each Director has sole voting and investment power as to all shares reflected as beneficially owned by him, except as otherwise noted. Messrs. Gaisser, Schroeder, Gray, and Ross are all of the Company's present Directors.

(2) This total includes 564,000 shares that are currently acquirable by Mr. Gray upon exercise of outstanding options issued by Versus and 15,400,000 shares currently acquirable on conversion of outstanding Debentures held by a limited liability company of which Mr. Gray is the Managing Member.

(3) This total includes 1,371,000 shares that are currently acquirable by Mr. Gaisser upon exercise of outstanding options issued by Versus and 600,000 shares currently acquirable on conversion of an outstanding Debenture held by Mr. Gaisser.

(4) This total includes 418,000 shares currently acquirable by Mr. Schroeder upon the exercise of outstanding options and 1,200,000 shares acquirable on conversion of a Debenture held by Mr. Schroeder issued by Versus.

(5) This total includes 491,000 shares currently acquirable by Mr. Ross upon the exercise of outstanding options issued by Versus.

(6) This total includes 20,633,960 shares acquirable currently or within sixty days under outstanding warrants, options, and convertible Debentures.

The following table sets forth equity compensation plan information as of October 31, 2002:

Plan Category               Number of        Weighted
                         securities to be     average
                           issued upon       exercise        Number of
                           exercise of       price of        securities
                           outstanding     outstanding        remaining
                             options,        options,         available
                           warrants and    warrants and       for future
                              rights          rights          issuance
-----------------------  ---------------  ---------------  ---------------
Equity compensation
  plans approved by
  security holders         4,146,588          $  0.262        1,051,746

Equity compensation
  plans not approved by
  security holders (1)     3,172,000          $  0.231            (1)
                         ------------       ------------     ------------
Total                      7,318,588          $  0.249        1,051,746
                         ============       ============     ============

(1) The Company has granted Directors stock options for services rendered as a Director. There is no plan designated for these options. The practice of granting stock options as compensation for Director services could be altered if the Board of Directors so desires.


ITEM 12 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1996 the Company moved its principal operating facilities to a building that is owned by Traverse Software Investment, L.L.C.
(TSI), a limited liability company controlled by Mr. Gary T. Gaisser, the President and Chief Executive Officer of the Company. Versus has entered into a five-year lease agreement, expiring in 2006, calling for aggregate annual rents of $135,000, increasing 4% annually after the first year.

Between May 31, 1999, and August 18, 1999, Versus issued $3,000,000 in Prime Rate Secured Convertible Debentures, due April 30, 2004 (Series A Debentures). Of the total Debentures issued, $1,500,000 were purchased by a limited liability company, of which Mr. David L. Gray, a Director of Versus is the Managing Member.

In September 2000 Versus issued 230,000 shares of Common Stock to Mr. David L. Gray, one of Versus' Directors, as compensation for the assistance provided by the Director with the execution of a Stock Purchase Agreement, Warrant Agreement, and a Non-Exclusive Patent License Agreement.

In November 2001 Mr. Gary T. Gaisser, the President and Chief
Executive Officer and a Director of Versus, acquired a Debenture with a face value of $50,000 from an independent Debenture holder in an arm's-length transaction.

In February 2002 Mr. Gary T. Gaisser, the President and Chief
Executive Officer, who is also a Director of the Company, purchased from the Company 1,123,595 shares of the Company's Common Stock at a purchase price of $100,000 ($0.089 per share), the fair market value of the Common Stock.

In February 2002 Mr. James D. Ross, a Director of Versus purchased from the Company 2,250,000 shares of the Company's Common Stock at a purchase price of $200,250 ($0.089 per share), the fair market value of the Common Stock.

In February 2002, Mr. Julian C. Schroeder, a Director of Versus, acquired a Series A Debenture with a face value of $100,000 from an independent Debenture holder in an arm's-length transaction.

In June 2002 a separate company solely owned by Mr. David L. Gray, a Director of Versus, acquired from the Company a Series A Debenture with a face value of $100,000 from an independent investor in an arm's-length transaction.

On October 31, 2002, Messrs. Gray, Gaisser, and Schroeder, Directors of Versus, exchanged their Series A Debentures and cash for Series A and Series B Debentures as follows:



                      Series A      Cash       Series B       Series A
                     Exchanged    Invested      Issued         Issued
                     --------------------------------------------------
David L. Gray        $1,600,000  $ 800,000    $1,450,000   $ 950,000(1)
Gary T. Gaisser      $   50,000  $  25,000    $   75,000        -
Julian C. Schroeder  $  100,000  $  50,000    $  150,000        -

(1) Mr. Gray has committed to convert his remaining Series A
Debentures to Series B by April 30, 2004.


ITEM 13 - EXHIBITS AND REPORTS ON FORM 8-K

(a)  The following documents are filed as part of this report:

(1) Financial statements included in Part II Item 7, of this report.
(2)  Exhibits included in the Exhibit Index.

(b) There were no reports on Form 8-K during the fourth fiscal quarter.

ITEM 14 - CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and its Controller and Chief Accounting Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 10-KSB (the "Evaluation Date"), have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-KSB was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions. As a result, no corrective actions were taken.



SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS TECHNOLOGY, INC.

By: /s/ Robert Butler                   By: /s/ Gary T. Gaisser
    -------------------                     ----------------------
       Robert Butler                         Gary T. Gaisser
       Controller and Chief                  President and Chief
       Accounting Officer                    Executive Officer
       (Principal Accounting                 (Principal Executive
       Officer)                              Officer)

Dated:  December 20, 2002

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ Gary T. Gaisser            December 20, 2002
Gary T. Gaisser
Director

/s/ Julian C. Schroeder         December 20, 2002
Julian C. Schroeder
Director

/s/ David L. Gray               December 20, 2002
David L. Gray
Director

/s/ James D. Ross, Esq.         December 20, 2002
James D. Ross
Director


CERTIFICATIONS
I, Gary T. Gaisser, certify that:

1.	I have reviewed this annual report on Form 10-KSB of Versus
Technology, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other
financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	designed such disclosure controls and procedures to ensure
that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant's disclosure
controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c)	presented in this annual report our conclusions about the
effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

	a)	all significant deficiencies in the design or operation of
internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves
management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officer and I have indicated
in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 20, 2002                      /s/ Gary T. Gaisser
                                                 Gary T. Gaisser

                                             President and Chief
                                             Executive Officer




I, Robert Butler, certify that:

1.	I have reviewed this annual report on Form 10-KSB of Versus
Technology, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other
financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	designed such disclosure controls and procedures to ensure
that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant's disclosure
controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c)	presented in this annual report our conclusions about the
effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

	a)	all significant deficiencies in the design or operation of
internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves
management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officer and I have indicated
in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 20, 2002                  /s/ Robert Butler
                                             Robert Butler

                                         Controller and Chief
                                         Accounting Officer



Inside Back Cover

Stock Trading

The Company's Common Stock is traded over the counter by several market makers through the OTC Bulletin Board (VSTI).

Transfer Agent and Registrar

American Stock Transfer & Trust Company
New York, New York

Independent Auditors

BDO Seidman, LLP
Grand Rapids, Michigan

Annual Report/Form 10-KSB

Additional copies of the annual report, a copy of the Company's Annual Report (Form 10-KSB) as filed with the Securities and Exchange Commission, or other financial information is available by submitting your written request to:

              Versus Technology, Inc.
              ATTN:  Robert Butler
              Chief Accounting Officer
              2600 Miller Creek Road
              Traverse City, MI  49684

Further information on Versus Technology, Inc. is available by visiting our website at www.versustech.com. You may also contact us by sending an email to investorrelations@versustech.com.


Board of Directors

Gary T. Gaisser (3)
Director
President and CEO
Versus Technology, Inc.

David L. Gary (1), (2), (3)
Director
President of Tortola Enterprises, Inc.
(Management Consulting Firm)

James D. Ross (1), (2), (3)
Director
Attorney at Law
Goldberg & Simpson, P.S.C.
(Law Firm)

Julian C. Schroeder (1), (2), (3)
Director
Principal and Founding Partner
Credit Renaissance Partners, LLC
(Investment Management Firm)

(1)  Compensation Committee Member
(2)  Audit Committee Member
(3)  Executive Committee Member


Corporate Officers

Gary T. Gaisser
President and CEO

Henry Tenarvitz
Chief Operating Officer

Robert Butler
Chief Accounting Officer

Anne Kubo
Corporate Secretary

Notice of Annual Shareholders' Meeting

The 2003 Annual Shareholders' Meeting will be held on Wednesday, April 16, 2003, at 8:30 a.m., EDT, at the Waterfront Inn Conference Center, 2061
US 31 North, Traverse City, Michigan 49686.



ACU*CARV is a registered trademark of Olmsted Engineering Co. Versus is a registered trademark and Eagle Eye, Nightingale, PhoneVision, QuickStat, and VIS are trademarks of Versus Technology, Inc. All other brand names, product names, or trademarks belong to their respective owners.

Versus products or its systems are covered by one or more of the following U.S. Patents: 4,906,853; 5,017,794; 5,027,314; 5,119,104; 5,276,496;
5,355,222; 5,387,993; 5,548,637; 5,572,195; 6,104,295; 6,154,139


Back Cover

                             Versus Technology, Inc.

               2600 Miller Creek Road, Traverse City, Michigan 49684 231-946-5868 Fax: 231-946-6775 E-mail: info@versustech.com

www.versustech.com